SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of August 2003

Globe Telecom, Inc.

(Exact name of Registrant as specified in its Charter)

5/F Globe Telecom Plaza

Pioneer Corner Madison Streets

1552 Mandaluyong City

Philippines

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

This report consists of (i) unaudited condensed financial statements, (ii) a Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended June 30, 2002 and 2003, and six months ended June 30, 2002 and 2003 and (iii) other information, and is being made pursuant to Section 4.02 of the Indenture, dated as of April 4, 2002, by and between Globe Telecom, Inc., and The Bank of New York, as trustee.

GLOBE TELECOM, INC.

PART 1—FINANCIAL INFORMATION

GLOBE TELECOM, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30				December 31
	2003 Unaudited		2002 Unaudited (As restated)		2002 Audited (As restated)
	(In Thousand Pesos)
ASSETS
Current Assets
Cash and cash equivalents	(Peso)	16,996,954	(Peso)	17,505,572	(Peso)	18,963,154
Short-term investments in notes		3,688,670		—		3,994,050
Receivables—net (Note 13)		16,962,656		14,583,664		12,433,183
Inventories and supplies—net		939,023		486,476		382,616
Deferred income tax—net		1,418,266		1,064,608		972,280
Prepayments and other current assets		2,824,842		5,293,819		4,096,150

Total Current Assets		42,830,411		38,934,139		40,841,433

Property and Equipment—net (Notes 3, 5 and 12)		99,574,932		94,582,332		96,269,815

Other Assets
Deferred charges and others—net (Note 4)		1,467,695		675,076		1,601,801
Miscellaneous deposits and investments—net (Note 5)		1,176,574		1,321,286		2,090,483

		2,644,269		1,996,362		3,692,284

Total Noncurrent Assets		102,219,201		96,578,694		99,962,099

	(Peso)	145,049,612	(Peso)	135,512,833	(Peso)	140,803,532

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses (Notes 6 and 9)	(Peso)	27,851,385	(Peso)	27,687,362	(Peso)	24,682,700
Notes payable		—		412,627		6,639
Current portion of:
Long-term debt (Note 7)		7,437,115		7,494,911		7,430,233
Other long-term liabilities (Note 8)		191,030		—		190,074

Total Current Liabilities		35,479,530		35,594,900		32,309,646

Deferred Income Tax—net		4,690,650		3,664,797		4,080,329
Long-term Debt—net of current portion (Note 7)		49,295,463		46,710,643		51,144,018
Other Long-term Liabilities—net of current portion (Note 8)		2,488,799		2,480,369		2,413,609

Total Noncurrent Liabilities		56,474,912		52,855,809		57,637,956

Total Liabilities		91,954,442		88,450,709		89,947,602

Stockholders’ Equity (Note 9)
Paid-up capital		39,409,665		39,357,878		39,377,802
Retained earnings		13,685,505		7,704,246		11,478,128

Total Stockholders’ Equity		53,095,170		47,062,124		50,855,930

	(Peso)	145,049,612	(Peso)	135,512,833	(Peso)	140,803,532

See accompanying Notes to Condensed Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

	Three Months Ended June 30				Six Months Ended June 30
	2003		2002 (As restated)		2003		2002 (As restated)
	(In Thousand Pesos, Except Per Share Figures)
NET OPERATING REVENUES	(Peso)	12,233,680	(Peso)	11,606,673	(Peso)	23,967,377	(Peso)	22,371,663

COSTS AND EXPENSES
Operating (Notes 10 and 12)		5,126,253		4,738,406		9,826,942		9,946,400
Depreciation and amortization (Note 4)		2,875,389		2,632,160		5,643,304		4,745,310
Provision for doubtful accounts		261,025		889,835		234,259		1,010,332
Provision for losses on property and equipment and other probable losses (Note 3)		152,956		45,397		229,017		189,832
Provision for (recovery of) inventory losses, obsolescence and market decline		(6,686)		689		20,117		3,542

		8,408,937		8,306,487		15,953,639		15,895,416

INCOME FROM OPERATIONS		3,824,743		3,300,186		8,013,738		6,476,247

OTHER INCOME (EXPENSES)—Net
Interest expense		(962,859)		(990,847)		(1,970,350)		(1,680,643)
Provision for impairment of investments (Note 5)		(178,592)		—		(906,551)		—
Interest income		216,081		81,609		416,547		191,030
Reversal of provision for restructuring costs on network integration (Note 6)		113,347		—		113,347		—
Equity in net earnings (losses) of investee company		(377)		251		(4,090)		299
Others—net		(309,570)		(281,226)		(555,557)		(570,894)

		(1,121,970)		(1,190,213)		(2,906,654)		(2,060,208)

INCOME BEFORE INCOME TAX		2,702,773		2,109,973		5,107,084		4,416,039

PROVISION FOR INCOME TAX (Note 11)
Current		120,552		330,375		573,765		779,974
Deferred		216,775		104,245		164,335		521,442

		337,327		434,620		738,100		1,301,416

NET INCOME	(Peso)	2,365,446	(Peso)	1,675,353	(Peso)	4,368,984	(Peso)	3,114,623

Earnings Per Share (Note 14)
Basic	(Peso)	15.45	(Peso)	10.93	(Peso)	28.53	(Peso)	20.28
Diluted	(Peso)	15.43	(Peso)	10.93	(Peso)	28.50	(Peso)	20.28

See accompanying Notes to Condensed Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(UNAUDITED)

	Six Months Ended June 30
	2003		2002 (As restated)
	(In Thousand Pesos)
Preferred Stock—Series “A”	(Peso)	792,575	(Peso)	792,575

Common Stock
Balance at beginning of period		7,595,272		6,054,872
25% stock dividends		—		1,518,984
Subscribed		—		21,347

Balance at end of period		7,595,272		7,595,203

Additional Paid-in Capital—Common
Balance at beginning of period		31,109,975		32,609,708
Stock option purchase price (Note 9)		219		—
Issued		—		48,890
25% stock dividends		—		(1,518,984)
Expenses on stock offering		—		(28,804)

Balance at end of period		31,110,194		31,110,810

Subscriptions Receivable—Common
Balance at beginning of period		(120,020)		(169,166)
Collections—net of refunds		31,644		28,456

Balance at end of period		(88,376)		(140,710)

Paid-up Capital		39,409,665		39,357,878

Retained Earnings
Balance at beginning of period, as previously reported		11,720,337		4,939,704
Adjustment—Adoption of SFAS 38/IAS 38 (Note 4)		(242,210)		(315,813)

Balance at beginning of period, as restated		11,478,127		4,623,891
Dividends on (Note 9):
Common stock		(2,126,676)		—
Preferred stocks—Series “A”		(34,930)		(34,268)
Net income		4,368,984		3,114,623

Balance at end of period		13,685,505		7,704,246

	(Peso)	53,095,170	(Peso)	47,062,124

See accompanying Notes to Condensed Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30
	2003		2002 (As restated)
	(In Thousand Pesos)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	(Peso)	5,107,084	(Peso)	4,416,039
Adjustments for:
Depreciation and amortization of property and equipment		5,591,766		4,724,650
Interest expense		1,970,350		1,680,643
Provisions for (recovery of):
Impairment of investments		906,551		—
Doubtful accounts		234,259		1,010,332
Losses on property and equipment and other probable losses		229,017		189,832
Inventory losses, obsolescence and market decline		20,117		3,542
Restructuring costs on network integration		(113,347)		—
Amortization of deferred charges and others		51,538		20,660
Loss on disposal of property and equipment		30,907		3,909
Equity in net losses (earnings) of investee company		4,090		(299)
Loss on direct write-off of inventory		109		—
Interest income		(416,547)		(191,030)
Dividend income from investee company—net of tax		(186)		(206)

Operating income before working capital changes		13,615,708		11,858,072
Changes in operating assets and liabilities:
Decrease (increase) in:
Receivables		(4,756,914)		(3,844,497)
Inventories and supplies		(549,843)		348,443
Prepayments and other current assets		1,130,244		(174,721)
Increase in:
Accounts payable and accrued expenses		4,027,546		4,618,975
Other long-term liabilities		220,392		—

Cash generated from operations		13,687,133		12,806,272
Interest paid		(2,268,268)		(1,723,730)
Income tax paid		(795,242)		(843,647)

Net cash flows provided by operating activities		10,623,623		10,238,895

CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property and equipment		(9,270,840)		(9,099,510)
Interest received		400,688		207,686
Proceeds from sale of property and equipment		32,877		26,113
Dividends received		186		206
Decrease (increase) in:
Short-term investments in notes		328,309		—
Deferred charges and others		(2,132)		(203,958)
Miscellaneous deposits and investments		(112,686)		(245,596)

Net cash flows used in investing activities		(8,623,598)		(9,315,059)

(Forward)

	Six Months Ended June 30
	2003		2002 (As restated)
	(In Thousand Pesos)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of:
Short-term borrowings	(Peso)	(6,639)	(Peso)	(2,216,650)
Long-term borrowings		(5,593,577)		(3,447,016)
Proceeds from:
Short-term borrowings		—		529,230
Long-term borrowings		3,556,949		13,893,988
Payments of dividends to:
Common shareholders		(1,846,749)		—
Preferred shareholders		(108,072)		—
Subscription of capital stock, net of stock-related expenses		31,863		69,888

Net cash flows provided by (used in) financing activities		(3,966,225)		8,829,440

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(1,966,200)		9,753,276
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		18,963,154		7,752,296

CASH AND CASH EQUIVALENTS AT END OF PERIOD	(Peso)	16,996,954	(Peso)	17,505,572

See accompanying Notes to Condensed Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	Basis of Financial Statement Presentation and Summary of Significant Accounting Policies

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with Philippine generally accepted accounting principles for interim financial information for public registrants. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months and six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003.

The preparation of the financial statements in conformity with Philippine generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The estimates and assumptions used in the accompanying condensed consolidated financial statements are based upon management’s evaluation of relevant facts and circumstances as of the date of the financial statements. Actual results could differ from such estimates.

The statements include the accounts of Globe Telecom, Inc. (herein referred to as “Globe Telecom” or “Globe”) and its wholly owned subsidiary, Isla Communications Company, Inc. (herein referred to as “Islacom”), collectively referred to as “Globe Group”. All significant intercompany balances and transactions including intercompany profits and unrealized profits and losses were eliminated during consolidation in accordance with the accounting policy on consolidation.

Reference is made to Globe Group’s annual report on Form 20-F for the year ended December 31, 2002, filed with the United States Securities and Exchange Commission for the complete set of financial notes including Globe Group’s significant accounting policies.

Changes in Accounting Policies

The Globe Group adopted the following Statements of Financial Accounting Standards (SFAS), which became effective for audited financial statements covering the period beginning January 1, 2003 and for interim financial statements starting 2003. These standards are an adoption of their corresponding International Accounting Standards (“IAS”).

•	SFAS 10/IAS 10, Events After the Balance Sheet Date. This standard prescribes the accounting and disclosure related to adjusting and non-adjusting subsequent events. Additional disclosures required by the standard were included in the financial statements, principally the date of authorization for release of the financial statements;

•	SFAS 37/IAS 37, Provisions, Contingent Liabilities and Contingent Assets. This standard provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. It also specifies the disclosures that should be included with respect to these items; and,

•	SFAS 38/IAS 38, Intangible Assets. This standard establishes the criteria for the recognition and measurement of intangible assets. Intangible assets that are recognized should be amortized over a period not exceeding 20 years. The new standard requires that expenditures on research, start-up, training, advertising and relocation be charged to operations as incurred.

The effects of adoption of SFAS 38/IAS 38 are discussed in Note 4. The adoption of SFAS 10/IAS 10 and SFAS 37/IAS 37 did not have a material effect on the consolidated financial statements.

Foreign Currency Transactions

SFAS 21/IAS 21, The Effects of Changes in Foreign Exchange Rates, provides certain restrictions in allowing the capitalization of foreign exchange differentials. SFAS 21/IAS 21 will become effective for financial statements covering periods beginning on or after January 1, 2005. Accordingly, the Globe Group under these standards, will no longer be able to capitalize foreign exchange differentials effective January 1, 2005. On such date, any remaining balance of the capitalized foreign exchange differentials will be adjusted retroactively against retained earnings and comparative consolidated financial statements will be restated.

Segment Reporting

The Globe Group’s major operating business units are the basis upon which the Globe Group reports its primary segment information. Financial information on business segments is presented in Note 15. The Globe Group generally accounts for inter-segment revenues at agreed transfer prices.

Starting January 1, 2003, the Globe Group redefined the role of its Carrier business from a major Strategic Business Unit with its own profit and loss accountability to a support group to the wireless and wireline voice businesses. International Long Distance and National Long Distance service revenues previously reported under the Carrier Business but attributable to the wireless and wireline voice businesses will now be reported under the statements of income of the respective businesses.

Prior to January 1, 2003, business segments for management reporting purposes were organized into four major operating businesses. The prior period segment information was restated to conform to the new composition of Globe Group’s reportable segments.

Provisions

A provision is recognized only when the Globe Group has: (a) a present obligation (legal or constructive) as a result of a past event; (b) it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

New Accounting Standards Effective Subsequent to 2003

The Accounting Standards Council (“ASC”) has approved the following accounting standards which will be effective subsequent to 2003:

•	SFAS 12/IAS 12, Income Taxes. This standard prescribes the accounting treatment for income taxes. The Globe Group will adopt the standard in 2004. The Globe Group has yet to determine the financial impact of adoption of the standard;

•	SFAS 17/IAS 17, Leases. This standard prescribes the accounting policies and disclosures to apply to finance and operating leases. Finance leases are those that transfer substantially all risks and rewards of ownership to the lessee. The Globe Group has yet to determine the financial impact of adoption of the standard; and

•	SFAS 21/IAS 21, The Effects of Changes in Foreign Exchange Rates. This standard provides restrictive conditions for the capitalization of foreign exchange losses. The Globe Group will adopt the standard in 2005 on a retroactive basis.

2.	Integration of Globe Telecom and Islacom Operations

a.	Wireless Operations

In September 2002, Globe Telecom announced the operational integration of Globe Telecom’s and Islacom’s wireless networks to increase the Globe Group’s business focus and streamline its operations in order to optimize utilization of the network to benefit subscribers. A key element of the integration involved the migration of existing wireless subscribers of Islacom to the improved Touch Mobile service, allowing them to enjoy superior coverage and service offering available through the Globe-Islacom integrated network.

The operational integration enabled the joint use of Islacom’s 10 Mhz frequency resources by Globe Telecom and the use of certain elements of the existing Islacom network. The National Telecommunications Commission (“NTC”) approved the joint use of Islacom’s frequency by the Globe Group on August 1, 2002. Certain elements of the Islacom network which cannot be redeployed to the Globe network were shut down in 2002 to avoid unnecessary duplication. The shut down necessitated Islacom’s recognition of losses on retirement of certain property and equipment and restructuring costs in 2002. As of June 30, 2003, Islacom has substantially completed the equipment deinstallation activities as well as pretermination of leases which involved negotiation with the lessors.

b.	Wireline Operations

On May 26, 2003, Globe Telecom and Islacom filed a joint application with NTC for authority to sell and transfer Globe Telecom’s wireline voice and data services to Islacom. The transfer is part of the Globe Group’s drive for operational efficiencies through the elimination of redundancies of facilities and resources, thereby enabling the Globe Group to provide better services.

3.	Property and Equipment

Property and equipment include the cost of Globe Telecom’s ownership share in the capacity of certain cable systems under a consortium or private cable set-up and indefeasible rights of use of circuits in various cable systems. It also includes the cost of cable landing station and transmission facilities where Globe Telecom is the landing party.

During the second quarter of 2003, Globe Telecom recognized a provision for probable losses amounting to (Peso)110.52 million related to certain cable systems which have been deactivated and are the subject of ongoing talks for decommissioning among the cable parties and operators.

4.	Deferred Charges

The Globe Group adopted SFAS 38/IAS 38, Intangible Assets effective January 1, 2003. As a result of the adoption, the Globe Group charged its unamortized preoperating expenses as of January 1, 2003 to its beginning retained earnings. Previously, such expenses were deferred and amortized over ten years from the start of commercial operations of the related projects. The change in accounting policy has been accounted for retroactively and the comparative financial statements for 2002 have been restated to conform with the benchmark treatment of a change in accounting policy. The change increased net income (a) both for the three months ended June 30, 2003 and 2002 by (Peso)18.40 million, net of related tax of (Peso)7.83 million, and (b) (Peso)36.80 million, net of related tax of (Peso)15.65 million, both for the six months ended June 30, 2003 and 2002, respectively, representing the amortization that would have been charged for these periods. Retained earnings as of January 1, 2003 have been reduced by (Peso)242.21 million (net of related deferred income tax of (Peso)104.83 million), consisting of unamortized preoperating expenses as of adoption date.

5.	Investment in C2C Holdings Pte. Ltd.

Islacom has 4.25% ownership in C2C Holdings Pte. Ltd. (C2C Holdings) consisting of 20 million Class A shares at an acquisition cost of $17.26 million.

During the first quarter of 2003, Islacom recognized a provision for its equity investment in C2C Holdings amounting to (Peso)715.96 million. The provision was made following the assessment by C2C Holdings of the estimated future cash flows expected from the continuing use of the cable network assets of C2C Pte. Ltd. (“C2C”) until the end of its economic useful lives. This considered an independent market study commissioned to revalidate the bandwidth market potential and its effect on C2C Holdings. In the second quarter of 2003, Islacom recognized an additional provision for its equity investment in C2C Holdings amounting to (Peso)178.59 million. Total provisions made by Islacom for its equity investment in C2C Holdings, as of June 30, 2003, amounted to (Peso)894.55 million. The further provision considers the increased potential risk to the restructuring of C2C’s debt. As of June 30, 2003, the carrying value in the investment in C2C Holdings has been fully provided.

C2C Holdings is the holding company for the equity investments of all the cable landing parties in C2C. Aside from Islacom’s equity stake in C2C Holdings, Globe Telecom has separately purchased capacity on the C2C cable network and has invested in a cable landing station located in Nasugbu, Batangas. Notwithstanding Islacom’s full provision against the equity investment in the holding company, Globe Telecom recognizes the long-term benefits of its purchased capacity in the C2C cable network and its investment in the cable landing station. Aside from servicing the network requirements of the fixed line businesses of both Globe Telecom and Islacom, and the data business of Globe Telecom, Globe Telecom has started benefiting from savings on lower bandwidth costs. As of June 30, 2003, the aggregate cost of capacity purchased from C2C amounted to (Peso)1,133.86 million

The C2C cable network started full commercial operations in March 2002. C2C is a private cable company with a network reaching 17,000 kilometers that links China, Hong Kong, Japan, Singapore, South Korea, Taiwan, Philippines and the USA.

6.	Accounts Payable and Accrued Expenses

This account includes accrual for other probable losses relating to the Globe Group’s wireless and wireline businesses amounting to (Peso)527.24 million and (Peso)300.29 million as of June 30, 2003 and 2002, respectively, and (Peso)518.56 million as of December 31, 2002. The Globe Group has various pending regulatory claims and assessments. The information usually required by SFAS 37/ IAS 37, Provisions, Contingent Liabilities and Contingent Assets, is not disclosed on the grounds that it can be expected to prejudice the outcome of these claims and assessments. Additional provisions amounting to (Peso)39.92 million, net of reversals amounting to (Peso)93.46 million, were made in 2003. As of August 14, 2003, these matters are still being resolved.

Accrual for other probable losses also includes Islacom’s provision for probable losses on National Telecommunications Commission (“NTC”) fees that represents accrual for permit fees amounting to (Peso)117.26 million, which were assessed by the NTC on March 27, 1996 required under Section 40 (g) of the Public Service Act. Islacom, together with other telecommunications companies, particularly the members of the Telecommunications Operators of the Philippines, have disputed the assessed permit fees. Islacom has retained these provisions pending the resolution of the on-going Supreme Court case on the matter. The expected timing of the settlement of the permit fees cannot be anticipated pending the resolution of these matters.

As of June 30, 2003, the balance of accrual for restructuring costs related to the network integration of Islacom amounted to (Peso)66.90 million. Payments of (Peso)21.44 million were made to various lessors to settle the pretermination of site leases. As of June 30, 2003, Islacom has substantially completed the equipment deinstallation activities as well as the lease pretermination which involved negotiation with the lessors. The related costs incurred were lower than the estimated costs provided for in 2002. Accordingly, the excess provision amounting to (Peso)113.35 million (or (Peso)0.75 on a per share basis) was reversed in June 2003.

7.	Long-term Debt

Long-term debt as of December 31, 2002 amounting to (Peso)3,852.00 million was secured by chattel mortgages on certain property and equipment. On February 28, 2003, the secured lenders approved the release of chattel mortgages. Documentation on the release is currently in process.

Senior Notes

The Senior Notes are redeemable in whole or in part at the option of Globe Telecom at the redemption dates set forth below, after giving the required notice under the indenture and, if at the time of such notice the Notes are listed on the Luxembourg Stock Exchange, by publishing a notice in the Luxembourg Wort. The Senior Notes may be redeemed at the following prices (for Senior Notes redeemed during the 12-month period commencing on each of the years below, expressed as percentages of the principal amount), plus accrued and unpaid interest and additional amounts thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

	2009 Senior Notes		2012 Senior Notes
Redemption date	On or after August 1, 2004		On or after April 15, 2007
Redemption price	2004	106.500%	2007	104.875%
	2005	104.333%	2008	103.250%
	2006	102.167%	2009	101.625%
	2007 and thereafter	100.000%	2010 and thereafter	100.000%

On October 7, 2002, Globe Telecom solicited consents from holders of its 2009 Senior Notes to amend the indenture under which the 2009 Senior Notes were issued in August 1999. On October 21, 2002, Globe Telecom obtained the requisite consents from the holders of the 2009 Senior Notes. The amendments conformed to certain terms and covenants contained in the indenture for the 2009 Senior Notes with the terms and covenants in the indenture for the 2012 Senior Notes which were issued in April 2002.

As of June 30, 2003, Globe Telecom redeemed $32.04 million of the 2009 Senior Notes.

8.	Other Long-term Liabilities

In July 2002, Globe Telecom received advance service fees from C2C amounting to $1.60 million which will be offset against its share in the operations and maintenance costs of the cable landing facilities of Globe Telecom pursuant to a landing party agreement entered into by both parties in August 2000. Also, in January 2003, Globe Telecom received advance lease payments from C2C for its cable landing station facilities amounting to $4.11 million. As of June 30, 2003, the parties have yet to finalize the terms of their definitive agreements on these matters. Pending finalization of the terms of such definitive agreements, the parties have agreed on a lease amortization schedule and application of a portion of the advance service fees for C2C’s share in the 2002 operations and maintenance costs of the cable landing facilities. Accordingly, Globe Telecom, recognized lease income of (Peso)40.56 million and service fees of (Peso)20.84 million both for the three months and six months ended June 30, 2003. As of June 30, 2003, the current and non-current portion of the said advances amounted to (Peso)39.21 million and (Peso)204.98 million, respectively, are shown as part of “Other long-term liabilities” account in the condensed consolidated balance sheets.

9.	Stockholders’ Equity

Philippine Deposit Receipts (PDRs)

On December 26, 2002, Globe Telecom Holdings, Inc. filed with the Philippine Securities and Exchange Commission a request for the revocation of its permit to sell PDRs. The remaining balance of underlying common shares as of December 31, 2002 were either sold in the open market, in a transaction over the Philippine Stock Exchange, proceeds of which were remitted to its respective holders or conveyed to the holders in an over-the-counter transaction in 2003.

Stock Option Plan

Globe Telecom has three stock-based compensation plans. The number of shares allocated under the plans shall not exceed the aggregate equivalent of 6% of the authorized capital stock or up to 12 million common shares.

The Employees Stock Ownership Plan (“ESOWN”) for all regular employees (granted in 1998 and 1999) and the Executive Stock Option Plan 1 (“ESOP1”) for key senior executives (granted in 1998 and 2000) provide for an initial subscription price for shares subject of each option granted equivalent to 85% of the initial offer price. Any subsequent subscription for the ESOP1 shall be for a price equivalent to 85% of the average closing price for the month prior to the month of eligibility. The qualified officers and employees shall pay for the shares subscribed under the ESOP1 and ESOWN through installments over a maximum period of ten years and five years, respectively. The shares of stock have a holding period of five years and the employees must remain with Globe Telecom or its affiliates over such period. The plans also provide restrictions on sale or assignment of shares for five years from date of subscription. As of June 30, 2003, exercised shares under ESOP1 totaled 1,712,133 shares with a weighted average exercise price of (Peso)196.75 a share while options exercisable totaled 4,582 after reverse stock split, with an adjusted weighted average exercise price of (Peso)477.50 a share.

On April 4, 2003, Globe Telecom granted additional stock options to key executives and senior management personnel of the Globe Group under the Executive Stock Option Plan 2 (“ESOP2”). It required the grantees to pay a nonrefundable option purchase price of (Peso)1,000 until June 30, 2003, which is the closing date for the acceptance of the offer. As of June 30, 2003, a total of 639,200 stock options were granted to key executives and senior management personnel. ESOP2 provides for an exercise price of (Peso)547, which is the average quoted market price of the last 20 trading days preceding April 4, 2003. 50% of the options become exercisable from April 4, 2005 to April 4, 2013, while the remaining 50% become exercisable from April 4, 2006 to April 4, 2013. In order to avail of the privilege, the grantees must remain with Globe Telecom or its affiliates from grant date up to the beginning of the exercise period of the corresponding shares.

A summary of the Company’s stock option activity and related information for the periods ended June 30 follows:

	2003			2002
	Number of Shares	Weighted- Average Exercise Price		Number of Shares	Weighted- Average Exercise Price
Outstanding, January 1 (ESOP1 and ESOWN)	4,582	(Peso)	477.50	4,582	(Peso)	477.50
Granted (ESOP2)	639,200		547.00	—		—

Outstanding, June 30	643,782	(Peso)	546.51	4,582	(Peso)	477.50

Exercisable, June 30 (ESOP1 and ESOWN)	4,582	(Peso)	477.50	4,582	(Peso)	477.50

There were no options exercised or forfeited for the periods ended June 30, 2003 and 2002.

Cash Dividends

On April 1, 2003, the Board of Directors (BOD) of Globe Telecom approved the declaration of cash dividends of (Peso)14 per common share to common stockholders of record as of April 21, 2003. Payment was made on May 6, 2003.

Preferred Dividends

On March 17, 2003, Globe Telecom fully paid its remaining dividends payable of (Peso)108.07 million as of December 31, 2002. As of June 30, 2003, the dividends in arrears for preferred “A” shareholders amounted to (Peso)34.93 million or (Peso)0.22 per share.

10.	Pension Plan

During the first quarter of 2003, Islacom implemented a separation program. As of June 30, 2003, there were 81 employees who availed of the program at a total cost of (Peso)11.55 million.

Islacom’s separation program constitutes a curtailment. A curtailment occurs when there is a significant reduction in the number of employees covered by a plan or when an element of future service in respect of existing employees will no longer qualify for benefits. Accordingly, resulting loss from the curtailment amounting to (Peso)2.30 million both for the three months and six months ended June 30, 2003, was offset against pension benefit cost in the period in which the curtailment occurred.

11.	Income Taxes

Starting January 1, 2003, the Globe Group recognized income from SIM packs and prepaid card sales at point of sale for income tax reporting purposes. The change in tax treatment is consistent with a proposed tax regulation that will prescribe outright taxation on sales of SIM packs and prepaid cards by telecom companies.

12.	Agreements

Islacom has a lease agreement with PCI Leasing and Finance, Inc. (“PCILF”) covering certain units, including parking lots, at the Globe-Isla Plaza (formerly Abacus Financial Center) for a period starting from October 5, 2000 to August 19, 2006. The agreement includes, among others, the payment by Islacom to PCILF of a security deposit amounting to (Peso)116 million and a monthly rate of (Peso)6.99 million for the second quarter 2003 and (Peso)6.79 million for the first quarter 2003, which will be reviewed and adjusted on a quarterly basis. Lease expense for the three months ended June 30, 2003 and 2002 amounted to (Peso)22.09 million and (Peso)21.71 million, respectively and (Peso)43.56 million and (Peso)45.96 million for the six months ended June 30, 2003 and 2002, respectively.

In 2003, Islacom and PCILF mutually agreed to the termination of the lease agreement and both parties entered into a sale and purchase agreement effective June 30, 2003 covering the sale of PCILF of the condominium units and parking lots to Islacom for a consideration of (Peso)471.78 million.

13.	Contingencies

NTC Memorandum Circular 13-6-2000

Globe Telecom is an intervenor in and Islacom is a party to Civil Case No. Q-00-42221 entitled “Isla Communications Co., Inc. et. al. versus National Telecommunications Commission (NTC), et. al.” before the Regional Trial Court of Quezon City by virtue of which Globe Telecom and Islacom, together with other cellular operators, sought and obtained a preliminary injunction against the implementation of NTC Memorandum Circular No. 13-6-2000. NTC Memorandum Circular No. 13-6-2000 sought, among others, to extend the expiration of prepaid call cards to two years. The NTC appealed the grant of the injunction to the Court of Appeals (“CA”). On October 25, 2001, Globe Telecom and Islacom received a copy of the decision of the CA ordering the dismissal of the case before the Regional Trial Court for lack of jurisdiction, but without prejudice to the cellular companies’ seeking relief before the NTC which the CA claims had jurisdiction over the matter. On November 7, 2001, Globe Telecom and Islacom filed a Motion for Reconsideration. On January 10, 2002, the Motion was denied. Globe Telecom and Islacom filed a Petition for Review by way of Certiorari to the Supreme Court on February 10, 2002. On April 16, 2002, the Supreme Court required the Solicitor General to comment on the Petition. On June 17, 2002, the NTC filed its comment. On July 23, 2002, the Company filed its comment.

The Supreme Court, in its resolution dated September 9, 2002, denied the Petition for Review, a copy of which was received by Globe Telecom and Islacom on September 26, 2002. On October 10, 2002, Globe Telecom and Islacom filed a motion for reconsideration (with motion to consolidate) of the Supreme Court’s resolution. On February 17, 2003, the Supreme Court granted the motion for reconsideration and reinstated the petition. On April 15, 2003, the Globe Group received the order of the Supreme Court requiring the Companies to file the memorandum in the case. Notwithstanding the foregoing, the decision of the CA is still not immediately final and executory and cannot be implemented as Globe Telecom and Islacom still have a number of remedies available to them.

In the event, however, that Globe Telecom and Islacom are not eventually sustained in their position and NTC Memorandum Circular No. 13-6-2000 is implemented in its current form, the Globe Group would probably incur additional costs for carrying and maintaining prepaid subscribers in their networks.

Recent Development with International Carriers

On February 7, 2003, AT&T and WorldCom filed a petition before the U.S. Federal Communications Commission (“U.S. FCC”) seeking a stop payment or der on settlements to Philippine carriers on the ground that Philippine carriers were “whipsawing” AT&T and WorldCom into agreeing to an increase in termination rates to the Philippines. Whipsawing occurs when a foreign monopoly supplier is in a position to exercise its market power to negotiate a more favorable agreement from one U.S. carrier and extract the same terms from other U.S. carriers. Globe Telecom received a copy of the Order dated March 10, 2003 from the Chief International Bureau of the U.S. FCC suspending all settlement payments of U.S. facilities-based carriers to a number of Philippine carriers, including Globe Telecom, until such time as the U.S. FCC issues a Public Notice stating otherwise.

This Order has the effect of preventing U.S. facilities-based carriers such as AT&T from paying the affected Philippine carriers for switched voice services, whether rendered before or after the date of the Order. In response, NTC issued an order last March 12, 2003 ordering Philippine carriers not to accept traffic from U.S. carriers who do not pay for services rendered and to take all steps necessary to collect payment for services rendered. Globe Telecom has notified AT&T of its position and has demanded prompt payment of various sums owed by AT&T. As of March 25, 2003, Globe Telecom suspended receipt of traffic from AT&T.

On April 10, 2003, Globe Telecom filed a Petition for Review before the U.S. FCC seeking to reverse the Order from the Chief International Bureau. Proceedings on the Petition for Review are ongoing.

There is no assurance that this matter will be resolved amicably with AT&T or whether U.S. FCC’s ban on payments will be lifted. Management continues to assess the status of its net outstanding receivables due from AT&T and will pursue available remedies for the favorable resolution of the stop payment order. In the meantime, Globe Telecom is continuously sending outbound traffic to AT&T. On March 5, 2003, AT&T paid Globe Telecom (Peso)184 million even after AT&T filed the petition with U.S. FCC. As of June 30, 2003, Globe Telecom had net traffic settlement receivable of $4.20 million from AT&T (net of allowance for doubtful accounts of $0.35 million).

14.	Earnings Per Share

Globe Telecom’s earnings per share amounts for the three months ended June 30 were computed as follows:

	Basic EPS				Diluted EPS
	2003		2002 (As restated)		2003		2002 (As restated)
	(In Thousand Pesos and Number of Shares, Except Per Share Figures)
Net income	(Peso)	2,365,446	(Peso)	1,675,353	(Peso)	2,365,446	(Peso)	1,675,353
Less dividends on preferred shares		18,188		14,766		—		14,766

Net income available to common shares	(Peso)	2,347,258	(Peso)	1,660,587	(Peso)	2,365,446	(Peso)	1,660,587

Weighted average number of shares		151,905		151,902		151,905		151,902
Dilutive shares arising from:
Convertible preferred shares		—		—		1,348		—
Stock options		—		—		12		1

		151,905		151,902		153,265		151,903

Per share figures	(Peso)	15.45	(Peso)	10.93	(Peso)	15.43	(Peso)	10.93

Globe Telecom’s earnings per share amounts for the six months ended June 30 were computed as follows:

	Basic EPS				Diluted EPS
	2003		2002 (As restated)		2003		2002 (As restated)
	(In Thousand Pesos and Number of Shares, Except Per Share Figures)
Net income	(Peso)	4,368,984	(Peso)	3,114,623	(Peso)	4,368,984	(Peso)	3,114,623
Less dividends on preferred shares		34,930		34,268		—		34,268

Net income available to common shares	(Peso)	4,334,054	(Peso)	3,080,355	(Peso)	4,368,984	(Peso)	3,080,355

Weighted average number of shares		151,905		151,904		151,905		151,904
Dilutive shares arising from:
Convertible preferred shares		—		—		1,398		—
Stock options		—		—		12		1

		151,905		151,904		153,315		151,905

Per share figures	(Peso)	28.53	(Peso)	20.28	(Peso)	28.50	(Peso)	20.28

As discussed in Note 4, the Globe Group’s adoption of SFAS 38/IAS 38 has been accounted for retroactively and the comparative financial statements for 2002 have been restated to conform with the benchmark treatment of a change in accounting policy. The change increased earnings per share by (Peso)0.12, net of related tax, both for the three months ended June 30, 2003 and 2002, and (Peso)0.24, net of related tax, both for the six months ended June 30, 2003 and 2002.

15.	Reporting Segment

Effective January 1, 2003, the Globe Group’s reportable segments consist of: (1) wireless communications service; (2) wireline communications service; and (3) wireless data communications services.

The change in the composition in the reportable segments resulted from management’s decision to redefine the role of its Carrier business from a Strategic Business Unit with profit and loss accountability to a support group to its wireless and wireline businesses. International Long Distance and National Long Distance revenues previously reported under the Carrier business but attributable to the wireless and wireline businesses will now be reported under the statements of income of the respective businesses. As a result, the comparative segment information for 2002 was restated to conform to the new composition of Globe Group’s reportable segments.

In prior periods, Globe Group’s segment information was presented under the following four reportable services: (1) wireless communications services; (2) wireline voice communications service; (3) wireline data communications service; and (4) carrier business.

The Globe Group evaluates performance based on EBITDA [earnings before interest, income tax, depreciation and amortization and other income (expenses)].

The Globe Group’s segment information for the three months ended June 30 are as follows (in millions):

2003

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate[1]		Total
Revenues	(Peso)	11,009	(Peso)	879	(Peso)	346	(Peso)	—	(Peso)	12,234
Operating expenses		(4,460)		(407)		(205)		(462)		(5,534)

EBITDA[2]		6,549		472		141		(462)		6,700
Depreciation and amortization		(1,951)		(638)		(93)		(193)		(2,875)

EBIT		4,598		(166)		48		(655)		3,825
Other expenses—net		(919)		(78)		(67)		(58)		(1,122)

Income (loss) before income tax	(Peso)	3,679	(Peso)	(244)	(Peso)	(19)	(Peso)	(713)	(Peso)	2,703

2002 (As restated)

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate[1]		Total
Revenues	(Peso)	10,451	(Peso)	873	(Peso)	283	(Peso)	—	(Peso)	11,607
Operating expenses		(4,476)		(397)		(253)		(549)		(5,675)

EBITDA[2]		5,975		476		30		(549)		5,932
Depreciation and amortization		(1,747)		(683)		(74)		(128)		(2,632)

EBIT		4,228		(207)		(44)		(677)		3,300
Other income (expenses)—net		(1,018)		(131)		(73)		32		(1,190)

Income (loss) before income tax	(Peso)	3,210	(Peso)	(338)	(Peso)	(117)	(Peso)	(645)	(Peso)	2,110

The Globe Group’s segment information for the six months ended June 30 are as follows (in millions):

2003

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate[1]		Total
Revenues	(Peso)	21,566	(Peso)	1,727	(Peso)	674	(Peso)	—	(Peso)	23,967
Operating expenses		(7,997)		(826)		(389)		(1,099)		(10,311)

EBITDA[2]		13,569		901		285		(1,099)		13,656
Depreciation and amortization		(3,916)		(1,202)		(184)		(341)		(5,643)

EBIT		9,653		(301)		101		(1,440)		8,013
Other expenses—net		(2,062)		(176)		(146)		(522)		(2,906)

Income (loss) before income tax	(Peso)	7,591	(Peso)	(477)	(Peso)	(45)	(Peso)	(1,962)	(Peso)	5,107

2002 (As restated)

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate[1]		Total
Revenues	(Peso)	20,148	(Peso)	1,683	(Peso)	541	(Peso)	—	(Peso)	22,372
Operating expenses		(8,801)		(832)		(451)		(1,067)		(11,151)

EBITDA[2]		11,347		851		90		(1,067)		11,221
Depreciation and amortization		(3,041)		(1,324)		(143)		(237)		(4,745)

EBIT		8,306		(473)		(53)		(1,304)		6,476
Other income (expenses)—net		(1,769)		(231)		(137)		77		(2,060)

Income (loss) before income tax	(Peso)	6,537	(Peso)	(704)	(Peso)	(190)	(Peso)	(1,227)	(Peso)	4,416

The provision for impairment of the investment in C2C Holdings for 2003 is reported under Corporate.

The segment assets and liabilities are as follows (in millions):

June 30, 2003

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate[1]		Total
Segment assets	(Peso)	110,020	(Peso)	25,934	(Peso)	2,667	(Peso)	6,429	(Peso)	145,050
Segment liabilities	(Peso)	78,413	(Peso)	10,586	(Peso)	885	(Peso)	2,070	(Peso)	91,954

June 30, 2002 (As restated)

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate[1]		Total
Segment assets	(Peso)	98,037	(Peso)	29,591	(Peso)	2,694	(Peso)	5,191	(Peso)	135,513
Segment liabilities	(Peso)	72,676	(Peso)	12,323	(Peso)	1,036	(Peso)	2,416	(Peso)	88,451

December 31, 2002 (As restated)

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate[1]		Total
Segment assets	(Peso)	96,892	(Peso)	33,187	(Peso)	3,418	(Peso)	7,307	(Peso)	140,804
Segment liabilities	(Peso)	74,051	(Peso)	11,827	(Peso)	1,284	(Peso)	2,786	(Peso)	89,948

[1]	Corporate represents support services that cannot be directly identified with any of the revenue generating services.
[2]	The term EBITDA is generally defined as earnings before interest, tax, depreciation and amortization expense and is presented because it is generally accepted as providing useful information regarding a company’s ability to service and incur debt. The Globe Group’s presentation of EBITDA differs from the above definition by excluding other income (expenses). The Globe Group’s presentation of EBITDA may not be comparable to similarly titled measures presented by other companies and could be misleading because not all companies and analysts calculate EBITDA in the same manner.

16.	Reconciliation of Significant Differences between Generally Accepted Accounting Principles (GAAP) in the Philippines and the United States (U.S.)

Certain accounting practices used by Globe Telecom and Islacom in preparing the accompanying condensed consolidated financial statements conform with Philippine GAAP, but do not conform with U.S. GAAP. Also, where a certain accounting treatment is not covered by specific Philippine GAAP guidelines, disclosure of significant relevant underlying information may be considered sufficient and acceptable under Philippine GAAP reporting. A description of the significant differences and a reconciliation of Philippine GAAP net income, earnings per share and stockholders’ equity to U.S. GAAP follow.

Reconciliation of Net Income

The net income and earnings per share under U.S. GAAP are as follows:

	Three Months Ended June 30				Six Months Ended June 30
	2003		2002 (As restated)		2003		2002 (As restated)
	(In Thousand Pesos, Except Per Share Figures)
Net income as reported under Philippine GAAP	(Peso)	2,365,446	(Peso)	1,675,353	(Peso)	4,368,984	(Peso)	3,114,623
Add (deduct):
Foreign exchange gains (losses) capitalized to property and equipment accounts—net		92,845		364,445		(18,616)		694,440
Depreciation expense on capitalized foreign exchange losses—net		137,807		118,773		281,720		245,411
Compensation expense		(3,404)		(4,753)		(3,404)		(9,506)
Pension expense		5,078		(2,780)		3,609		(2,225)
Recognition (deferral) of revenues on sale of prepaid cards based on actual airtime—net		—		228		—		(5,650)
Deferred up-front fees		(9,204)		(8,765)		(17,316)		(20,487)
Amortization of deferred up-front fees		8,192		5,110		15,807		10,656
Fair value loss on hedging and other instruments—net		(461,148)		(132,648)		(99,731)		(603,780)
Effect of deferred income tax		63,110		(103,999)		(4,770)		(90,839)

Net income as reported under U.S. GAAP	(Peso)	2,198,722	(Peso)	1,910,964	(Peso)	4,526,283	(Peso)	3,332,643

Basic EPS—Philippine GAAP		15.45		10.93		28.53		20.28
Add (deduct):
Foreign exchange gains (losses) capitalized to property and equipment accounts—net		0.61		2.40		(0.12)		4.57
Depreciation expense on capitalized foreign exchange losses—net		0.91		0.79		1.86		1.62
Compensation expense		(0.02)		(0.03)		(0.02)		(0.06)
Pension expense		0.03		(0.02)		0.02		(0.01)
Recognition (deferral) of revenues on sale of prepaid cards based on actual airtime—net		—		0.00		—		(0.04)
Deferred up-front fees		(0.06)		(0.06)		(0.11)		(0.14)
Amortization of deferred up-front fees		0.05		0.03		0.10		0.07
Fair value loss on hedging and other instruments—net		(3.04)		(0.88)		(0.66)		(3.98)
Effect of deferred income tax		0.42		(0.69)		(0.03)		(0.60)

Basic EPS—U.S. GAAP	(Peso)	14.35	(Peso)	12.47	(Peso)	29.57	(Peso)	21.71

Diluted EPS—U.S. GAAP	(Peso)	14.34	(Peso)	12.47	(Peso)	29.52	(Peso)	21.71

Reconciliation of Stockholders’ Equity

Stockholders’ equity under U.S. GAAP appears as follows:

	Six Months Ended June 30
	2003		2002 (As restated)
	(In Thousand Pesos)
Stockholders’ equity as reported under Philippine GAAP	(Peso)	53,095,170	(Peso)	47,062,124
Add (deduct):
Foreign exchange losses capitalized to property and equipment accounts - net		(6,520,951)		(5,343,596)
Accumulated depreciation on capitalized foreign exchange losses - net		1,807,802		1,217,668
Proceeds from ESOWN to be recorded as temporary equity		(90,594)		(73,923)
Pension expense		(22,657)		(18,773)
Deferral of revenues from sale of prepaid cards based on actual airtime - net		—		(110)
Deferred up-front fees		(398,631)		(365,560)
Amortization of deferred up-front fees		300,639		270,913
Fair value loss on hedging and other instruments - net		(506,437)		(593,193)
Other comprehensive loss - net of tax		(116,289)		(23,680)
Goodwill - net of amortization		2,487,514		2,487,514
Effect of deferred income tax		1,234,988		975,047

Stockholders’ equity as reported under U.S. GAAP	(Peso)	51,270,554	(Peso)	45,594,431

Stock Option Plans

Under Philippine GAAP, no distinction is made on the accounting methods for compensatory and non-compensatory stock option plans. Issuances of stock under option plans are generally recorded like any other sale of stock.

U.S. GAAP requires that discounts granted to employees under a compensatory stock option plan be recorded as compensation cost and charged to expense over the periods expected to be benefited. U.S. Financial Accounting Standards Board (“FASB”) Statement No. (“FAS”) 123, Accounting for Awards of Stock-Based Compensation to Employees, under U.S. GAAP encourages measuring the compensation cost at fair value. However, it allows the continued use of the accounting method prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, with pro forma disclosures based on the fair value method of accounting for compensation cost.

FAS 148, Accounting for Stock-Based Compensation, Transition and Disclosure, further amended FAS 123 to require all companies with stock-based employee compensation, regardless of whether they utilize the fair value method of accounting described in FAS 123 or the intrinsic value method described in APB Opinion No. 25 to comply with the disclosure provisions of FAS 123. FAS 148 is effective for companies with fiscal years ending December 15, 2002 and onwards.

Globe Group applies APB Opinion No. 25 and related Interpretations in accounting for its plans.

Compensation cost included in the determination of net income under APB Opinion No. 25 amounted to (Peso)3.40 million for the three months and six months ended June 30, 2003 and (Peso)4.75 million and (Peso)9.51 million for the three months and six months ended June 30, 2002, respectively. Compensation cost that would have been included in the determination of net income if the fair value method had been applied amounted to (Peso)15.83 million for the three months and six months ended June 30, 2003 and (Peso)8.04 million and (Peso)16.09 million for the three months and six months ended June 30, 2002, respectively. In 2002, the Parent Company had fully amortized its compensation cost recognized in prior years.

Had compensation costs for these plans been determined consistent with the method of FAS 123, U.S. GAAP net income and earnings per share would have been changed to the pro forma amounts as follows:

	Three Months Ended June 30				Six Months Ended June 30
	2003		2002 (As restated)		2003		2002 (As restated)
	(In Thousand Pesos, Except Per Share Figures)
Net income
As reported	(Peso)	2,198,722	(Peso)	1,910,964	(Peso)	4,526,283	(Peso)	3,332,643
Pro forma		2,186,431		1,907,673		4,513,992		3,326,061
Earnings per share—basic
As reported	(Peso)	14.35	(Peso)	12.47	(Peso)	29.57	(Peso)	21.71
Pro forma		14.27		12.44		29.49		21.67
Earnings per share—diluted
As reported	(Peso)	14.34	(Peso)	12.47	(Peso)	29.52	(Peso)	21.71
Pro forma		14.26		12.44		29.44		21.67

The fair value of each option under FAS 123 is estimated on the date of the grant using the Black-Scholes option-pricing model. The fair values of stock options granted during the periods ended December 31, 1998 and 1999 are (Peso)116.5 and (Peso)482.0, after reverse stock split, respectively. The fair value of stock options granted on April 4, 2003 is (Peso)246.60.

There is no calculation under FAS 123 for the option holder’s opportunity cost arising from the periodic cash payments (annual payments in the case of ESOP and bimonthly payments in the case of ESOWN). If such calculation was to be made, the value of the option to the holder would be smaller than the fair value mentioned above.

The following assumptions were used:

	Expected Volatility Rate	Risk-free Interest Rate
1998	40%	18%
1999	69%	14%
2003	35%	8%

Other required disclosures under FAS 123 are not applicable to Globe Group’s stock option plans.

Recent Pronouncements of the FASB

In June 2001, the FASB issued FAS 143, Accounting for Asset Retirement Obligations. This standard provides accounting guidance for legal obligations associated with the retirement of a tangible long-lived asset that resulted from the acquisition, construction or development and the normal operation of a long-lived asset. This standard does not apply to obligations that arise solely from a plan to dispose of a long-lived asset. Hence, the provision for restructuring cost recognized by Islacom is not covered by this new standard. Under this standard, the fair value of a liability for the asset retirement obligation will be required to be recognized in the period in which it is incurred. When the liability is initially recognized, the asset retirement costs should also be capitalized by increasing the carrying amount of the related long-lived asset. This Statement is effective for fiscal years after June 15, 2002. The adoption of this standard will result to an increase in property and equipment and liability accounts and consequently, an increase in future depreciation expense only if identified asset retirement obligations are highly probable. Management expects to complete the implementation by the end of third quarter 2003.

In June 2002, the FASB issued FAS 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring). It requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and also establishes that fair value is the objective for initial measurement of the liability. The provisions of this Statement shall be effective for exit or disposal activities initiated after December 31, 2002. The adoption of FAS 146 effective January 1, 2003 did not have a material effect on the consolidated financial statements.

On November 21, 2002, the FASB released EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This EITF Issue requires that arrangements involving delivery or performance of multiple products, services, and/or rights to use the assets should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. This will be applicable to revenue arrangements entered into by the Globe Group on or after July 1, 2003. The Globe Group is currently assessing its practices to determine whether this EITF Issue will have an impact on its operations and the effect on the consolidated financial statements.

In November 2002, the FASB released EITF Issue No. 02-16, Accounting by a Reseller for Cash Consideration Received from a Vendor. This EITF Issue states that the consideration received from vendors is presumed to be a reduction of the prices of the vendor’s products or services and should be shown as a reduction of cost of sales in the statements of income of the customer, unless it is determined that (1) the vendor receives, or will receive, an identifiable benefit in exchange for the consideration; or (2) the consideration represents a reimbursement of a specific incremental cost incurred by the customer in selling the vendor’s product. The EITF Issue is applicable to fiscal periods after December 15, 2002. The Globe Group’s accounting treatment for vendor rebates complies with EITF Issue No. 02-16.

In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued. FIN 45 is applicable to fiscal periods after December 15, 2002. The adoption of FIN 45 did not have an impact on the consolidated financial statements.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period after June 15, 2003. The Globe Group does not expect the adoption of FIN 46 to have an impact on the consolidated financial statements.

In April 2003, the FASB issued FAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FAS 133. This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Globe Group is currently assessing the effect of the new standard on the consolidated financial statements.

In May 2003, the FASB issued FAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures in its statement of financial position the three types of freestanding financial instruments. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instrument that is a liability under this Statement is an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares. FAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement shall be effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period after June 15, 2003. The Globe Group does not expect the adoption of FAS 150 to have an impact on the consolidated financial statements.

17.	Reclassification of Certain Accounts

Certain comparative figures have been reclassified to conform with the current period’s presentation.

18.	Approval of the Financial Statements

The consolidated financial statements of Globe Telecom, Inc. and its Subsidiary as of and for the period ended June 30, 2003 were authorized by the Board of Directors on August 6, 2003.

ITEM 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On 29 June 2001, Ayala Corporation (AC), Singapore Telecom International Pte Ltd. (STI), a wholly-owned subsidiary of Singapore Telecom, and DeTeAsia Holding GmbH (DeTeAsia), a wholly-owned subsidiary of Deutsche Telekom, marked the financial closing of the combination of Globe Telecom, Inc. (Globe) and Isla Communications Co., Inc. (Islacom) with the listing of the new Globe shares swapped in accordance with the share swap arrangements that have been completed. The transactions have made Islacom a 100% subsidiary of Globe. Consequently, the results of Islacom have been consolidated since that date. Globe and Islacom are hereinafter collectively referred to as “Globe Group” or “Globe Telecom”.

You should read the following discussion and analysis together with Globe Group’s unaudited condensed consolidated financial statements under Philippine generally accepted accounting principles and related notes included elsewhere in this document, which contain additional information helpful in evaluating Globe Group’s operating results and financial condition.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of and for the Three and Six Months Ended 30 June 2003 and 2002

Financial and Operational Highlights

(In Million Pesos unless otherwise stated)

	Globe Group
	2003	2002 [6]	YoY change
For the three months ended 30 June
Profit and Loss Data
Net Operating Revenues	12,234	11,607	5%
Service Revenues [1]	11,875	9,678	23%
Non-Service Revenues 1	359	1,929	-81%
Costs and Expenses	8,409	8,306	1%
EBITDA[2]	6,540	5,733	14%
Reconciliation of EBITDA to Net Income
EBITDA	6,540	5,733	14%
Less: Depreciation and Amortization	2,875	2,632	9%
Interest Expense	963	991	-3%
Provision for Income Taxes	337	435	-23%
Net Income	2,365	1,675	41%
EBIT [3]	3,665	3,101	18%
Reconciliation of EBIT to Net Income
EBIT	3,665	3,101	18%
Less: Interest Expense	963	991	-3%
Provision for Income Taxes	337	435	-23%
Net Income	2,365	1,675	41%
Net Income before provision for impairment of investment	2,544	1,675	52%
Net Income	2,365	1,675	41%

	Globe Group
	2003	2002 [6]	YoY change
As of and for the six months ended 30 June
Profit and Loss Data
Net Operating Revenues	23,967	22,372	7%
Service Revenues [1]	22,978	18,545	24%
Non-Service Revenues [1]	989	3,827	-74%
Costs and Expenses	15,954	15,895	0%
EBITDA[2]	12,721	10,842	17%
Reconciliation of EBITDA to Net Income
EBITDA	12,721	10,842	17%
Less: Depreciation and Amortization	5,643	4,745	19%
Interest Expense	1,971	1,681	17%
Provision for Income Taxes	738	1,301	-43%
Net Income	4,369	3,115	40%
EBIT [3]	7,078	6,097	16%
Reconciliation of EBIT to Net Income
EBIT	7,078	6,097	16%
Less: Interest Expense	1,971	1,681	17%
Provision for Income Taxes	738	1,301	-43%
Net Income	4,369	3,115	40%
Net Income before provision for impairment of investment [4]	5,264	3,115	69%
Net Income	4,369	3,115	40%
Balance Sheet Data
Total Assets	145,050	135,513	7%
Total Debt	56,733	54,600	4%
Total Stockholders’ Equity	53,095	47,062	13%
Financial Ratios (x)
Total Debt to EBITDA	2.23	2.52	-12%
Interest Cover (Gross)	5.56	5.58	0%
Total Debt to Equity (Gross)	1.07	1.16	-8%
Total Debt to Total Capitalization (Book)	0.52	0.54	-4%
Total Debt to Total Capitalization (Market)	0.38	0.41	-7%
Other Data
Net Cash from Operating Activities	10,624	10,239	4%
Capital Expenditures [5]	8,839	11,126	-21%
Net Receivable Days	46	48	-4%
Peso/Dollar Exchange Rate (In pesos)	53.522	50.541	6%
No. of Regular Employees	3,892	3,918	-1%

[1]	Effective June 2003, service revenues are stated net of prepaid call card discounts. These were previously deducted from non-service revenues. Service and non-service revenues for 2002 have been restated for comparative purposes only.

[2]	The term “EBITDA” is defined as earnings before interest, taxes, depreciation and amortization expense, and is presented because it is generally accepted as providing useful information regarding a company’s ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of the Globe Group’s profitability or liquidity. Funds depicted by this measure may not be available for debt service due to covenant restrictions, capital expenditure requirements and other commitments.

[3]	The term “EBIT” is defined as earnings before interest and taxes.

[4]	Islacom recognized a provision of (Peso)716 million in March 2003 and an additional (Peso)179 million provision related to its equity investment in C2C in June 2003. (See related discussion in Results of Operations section)

[5]	Consolidated Capital Expenditures include cash and non-cash components. (See related discussion in Liquidity and Capital Resources section)

[6]	2002 figures have been restated as a result of the adoption of SFAS 38/IAS 38. (See related discussion in Results of Operations section)

Our wireless service revenues accounted for 90% of our net operating service revenues of (Peso)22,978 million in the first half of 2003 while the remaining 10% was contributed by our wireline business. Our service revenues increased by 24% during the period from (Peso)18,545 million in the first half of 2002 to (Peso)22,978 million for the same period in 2003 while net operating revenues grew by 7% to (Peso)23,967 million. For the second quarter of 2003, wireless service revenues comprised 90% of total service revenues of (Peso)11,875 million compared to 88% of (Peso)9,678 million for the same quarter in 2002. The 23% increase in service revenues for the second quarter of 2003 was mainly driven by a 25% increase in wireless service revenues over the same period in 2002.

Starting 01 January 2003, the Globe Group redefined the role of its Carrier business from a Strategic Business Unit with Profit and Loss accountability to a Support Group to our Wireless and Wireline Voice businesses. International Long Distance (ILD) and National Long Distance (NLD) service revenues, previously reported under the Carrier business but attributable to the Wireless and Wireline Voice businesses, will now be reported under the income statements of the respective businesses. The segment reporting for 2002 was restated accordingly.

We report operating revenues on a net basis, which consist of gross operating revenues less domestic interconnection charges, international settlement payouts and call card discounts. Gross operating revenues consist of gross service and non-service revenues from all communications services provided. Domestically, we pay interconnection charges to other carriers for calls terminating to their networks and hauling charges for calls that pass through other networks to the terminating network. These charges are based on a negotiated price per minute. Internationally, we make payouts in connection with our outbound international calls. These rates are driven by pricing pressures and trends in the international long distance market.

Net service revenues for the Wireless and Wireline businesses include monthly service fees, applicable installation charges, airtime fees from local, national and international long distance and international roaming services and revenues from value-added services. Effective June 2003, service revenues are stated net of prepaid call card discounts to dealers for volume purchases. These were previously deducted from non-service revenues. Non-service revenues include proceeds from the sale of handsets, phonekits, accessories, and SIM packs. The related revenue on call card sales is recognized upon usage. Last 01 August 2002, the Globe Group introduced a new promotional scheme for prepaid sales (covering Globe Prepaid Plus and Touch Mobile) to its dealers. Instead of providing promotional prepaid call cards with the sale of a phone kit, the Globe Group discounted its selling price to its dealers. (See related discussion on Wireless Services – Prepaid section)

We registered non-service revenues of (Peso)989 million during the first half of 2003 compared to the (Peso)3,827 million non-service revenues recognized for the same period in 2002. For the second quarter ended 30 June 2003, non-service revenues totaled (Peso)359 million compared to (Peso)1,929 million in the same period last year. The significant decrease in non-service revenues for the first half and second quarter of 2003, compared to the same periods in 2002, was due to lower phonekit and handset sales. Service and non-service revenues for 2002 have been restated to account for the new application of prepaid call card discounts. Non-service revenues continue to be reported net of discount on phonekits. (See related discussion on Wireless Services – Prepaid section)

The interconnection charges we paid as a percentage of gross service revenues decreased from 28% in the first half of 2002 to 21% for the same period in 2003. For the quarter ended 30 June 2003, interconnection charges paid were 23% of gross service revenues compared to 29% for the same period in 2002.

Net Operating Revenues by Line of Business

The table below shows the net operating revenues for each of our businesses for the periods indicated:

	Globe Group
	2003	2002[4]	YoY change
For the three months ended 30 June (In Million Pesos)
Net Operating Revenues From
Service Revenues:
Wireless[1]	10,673	8,537	25%
Voice	7,068	5,422	30%
Data	3,605	3,115	16%
Wireline	1,202	1,141	5%
Voice[2]	856	857	0%
Data[3]	346	284	22%
Net Service Revenues	11,875	9,678	23%
Non Service Revenues	359	1,929	-81%

Net Operating Revenues	12,234	11,607	5%

For the six months ended 30 June (In Million Pesos)
Net Operating Revenues From:
Service Revenues:
Wireless[1]	20,622	16,347	26%
Voice	13,503	10,704	26%
Data	7,119	5,643	26%
Wireline	2,356	2,198	7%
Voice[2]	1,682	1,656	2%
Data[3]	674	542	24%
Net Service Revenues	22,978	18,545	24%
Non Service Revenues	989	3,827	-74%

Net Operating Revenues	23,967	22,372	7%

[1]	Wireless net service revenues include: (1) fixed monthly charges plus charges for local calls in excess of the free minutes for various Globe Handyphone postpaid plans, including currency exchange rate adjustments, or CERA; (2) airtime fees from the prepaid card service (Globe Prepaid Plus and Touch Mobile) less call card discounts and excluding any usage of call cards, originally given as promotional airtime call cards prior to 01 August 2002, recognized upon the earlier of (a) actual usage of the airtime value of the prepaid card (b) expiration of the unused value of the prepaid card, which occurs between 7 and 60 days after activation depending on the card denomination; (3) revenues generated from international, national long distance calls and international roaming calls, net of any interconnection fees (including interconnection fees on promotional airtime call cards prior to 01 August 2002) to other carriers and; (4) revenues from value-added services, mainly text messaging. Wireless revenues are net of prepaid call card discounts extended to dealers during the period.

[2]	Wireline voice net service revenues consist of: (1) monthly service fees including CERA; (2) installation charges and other one-time fees associated with the establishment of the service; (3) revenues from local, international and national long distance calls made by the postpaid, prepaid wireline subscribers and payphone customers, net of prepaid and payphone call card discounts; and (4) revenues from value-added services; all net of interconnection fees to other carriers.

[3]	Wireline data net service revenues consist of revenues from: (1) international and domestic leased lines; (2) internet services; and (3) other wholesale transport services.

[4]	Prior period segment information was restated to conform to the new composition of the Globe Group’s consolidated reportable segment.

Wireless Services

	Globe Group
	2003	2002	YoY change
For the three months ended 30 June (In Million Pesos)
Wireless Net Revenues	11,009	10,451	5%
Service [1]	10,673	8,537	25%
Voice	7,068	5,422	30%
Data	3,605	3,115	16%
Data as a % of Wireless Net Service Revenues	34%	36%	-2%
Data as a % of Total Wireless Net Revenues	33%	30%	3%
Non-Service [1]	336	1,914	-82%
For the six months ended 30 June (In Million Pesos)
Wireless Net Revenues	21,566	20,148	7%
Service [1]	20,622	16,347	26%
Voice	13,503	10,704	26%
Data	7,119	5,643	26%
Data as a % of Wireless Net Service Revenues	35%	35%	0%
Data as a % of Total Wireless Net Revenues	33%	28%	5%
Non-Service [1]	944	3,800	-75%
Subscribers – Net (End of period)	7,271,845	5,425,508	34%
Postpaid	635,447	455,234	40%
Prepaid	6,636,398	4,970,274	34%
Globe Prepaid Plus	5,612,284	4,537,051	24%
Touch Mobile	1,024,114	433,223	136%

[1]	Effective June 2003, service revenues are stated net of prepaid call card discounts. These were previously deducted from non-service revenues. Service and non-service revenues for 2002 have been restated for comparative purposes only.

Wireless Services—Postpaid

The Globe Group offers postpaid services through Globe Handyphone. The Globe Group registered 635,447 postpaid subscribers as of 30 June 2003 compared to 455,234 subscribers for the same period in 2002. Net postpaid additions totaled 116,547 in the first half of 2003 compared to a net reduction of 3,241 for the same period in 2002. The Globe Group’s postpaid subscribers had 93,684 net additions in the second quarter of 2003 compared to a net reduction of 4,845 subscribers for the same period last year.

The net ARPU per Globe postpaid wireless subscriber decreased by 9% to (Peso)1,588 for the first half of 2003 from (Peso)1,740 in the comparable period of the previous year. For the three months ended 30 June 2003, Globe’s net ARPU per postpaid wireless subscriber was (Peso)1,664 compared to (Peso)1,738 for the same period in 2002. The decrease in net postpaid ARPU was due to lower voice and data usage during the three and six month periods. Net ARPU is computed by dividing recurring wireless postpaid net operating service revenues for the period (net of interconnection charges to external carriers) by the average number of postpaid wireless subscribers and then dividing the quotient by the number of months in the period.

Globe’s postpaid ARPU on a gross basis averaged (Peso)2,031 in the first six months of 2003 from (Peso)2,171 in the same period in 2002. Gross ARPU for the second quarter of 2003 registered at (Peso)2,124 compared to (Peso)2,219 for the same period in 2002. Gross ARPU is computed by dividing recurring wireless postpaid gross service revenues for the period by the average number of postpaid wireless subscribers and then dividing the quotient by the number of months in the period.

Globe’s postpaid acquisition cost per subscriber reached (Peso)8,952 in the first half of 2003 compared to (Peso)3,848 for the same period in 2002. Handset subsidies accounted for 97% of acquisition cost while commissions and advertising/promotional expenses made up for the balance of 3%. For the first six months of 2002, handset subsidies accounted for 32%, commissions 21% and advertising expenses 47%. Handset subsidies increased due to an aggressive campaign to acquire new postpaid subscribers for the period.

The average monthly churn rate for Globe’s postpaid subscribers is defined as total disconnections net of reconnections divided by the average postpaid subscribers, divided by the number of months in the period. Globe’s postpaid churn rate averaged 2.5% per month in the first six months of 2003, compared to the 2.4% reported in the same period in 2002 but lower than the 2.8% posted in the first quarter of 2003. For the second quarter of 2003, Globe’s postpaid churn reached 2.4% compared to 2.7% for the same period in 2002. For postpaid subscribers, permanent disconnections are made after a series of collection steps following non-payment. Such permanent disconnections generally occur within 90 days from statement date.

Wireless Services—Prepaid

Globe Prepaid Plus

Growth in the prepaid segment reached 654,584 net additions for Globe Prepaid Plus in the first half of the year. Globe Prepaid Plus’ total subscriber base registered at 5,612,284 after the delisting of 242,800 inactive prepaid subscribers who should have been expired by the prepaid expiry management system prior to 2003. A recent management procedure to ensure the integrity of its systems led to the detection of the inactive prepaid subscribers that were not tagged as “expired” by the system. The one-time adjustment in the subscriber numbers had no material adverse financial impact and the system has since been modified. Net prepaid additions for Globe Prepaid Plus for the second quarter of 2003 reached 247,390 inclusive of the 242,800 inactive prepaid subscribers, which were accounted as a one-time adjustment, compared to the 269,709 for the same period in 2002. Exclusive of the 242,800 inactive prepaid subscribers, net prepaid additions would have been 4,590.

Excluding this one-time cleanup, the average monthly churn rate for Globe Prepaid Plus subscribers reached 3.1% in the first six months of 2003 from 2.3% in the same period in 2002. For the quarter ended 30 June 2003, the churn rate for Globe Prepaid Plus was 3.4% compared to 2.4% for the same period in 2002.

The net ARPU for Globe Prepaid Plus registered a year-on-year decrease of 2% to (Peso)424 due to lower voice usage. For the three months ended 30 June 2003, net ARPU for Globe Prepaid Plus registered at (Peso)422 compared to (Peso)439 for the same period in 2002. Net ARPU is computed by dividing recurring wireless prepaid net operating service revenues for the period (net of discounts and interconnection charges to external carriers) by the average number of prepaid wireless subscribers and then dividing the quotient by the number of months in the period.

Globe’s prepaid gross ARPU averaged (Peso)521 for the first six months of 2003 compared to (Peso)583 in the same period in 2002. For the second quarter, gross ARPU for Globe Prepaid Plus reached (Peso)551 and (Peso)628 for 2003 and 2002, respectively. Gross ARPU is computed by dividing recurring wireless prepaid gross service revenues for the period by the average number of prepaid wireless subscribers and then dividing the quotient by the number of months in the period.

Acquisition cost for Globe Prepaid Plus increased to (Peso)285 in the first half of 2003 from (Peso)142 in the same period the previous year due to an increase in handset subsidies. For the first half of 2003, commissions contributed 2%, handset subsidy 45% and advertising costs comprising the balance of 53%. In 2002, commissions accounted for 6%, while advertising costs and handset subsidy totaled 94%.

Globe Prepaid Plus subscribers can reload airtime value, which can be purchased from Globe Group centers and dealers, or purchased electronically from designated merchants, automated teller machines, and reloading facilities. These prepaid cards are sold in denominations ranging from (Peso)100 to (Peso)1,000. The (Peso)100 call and text card was launched on 15 June 2003 and has a 15 day expiration period after which the subscriber has another 120 days to receive incoming text and calls. The other denominations carry a 60 day expiry after which the subscriber has the ability to receive incoming text and calls for another 120 days.

Islacom Touch Mobile

Islacom’s Touch Mobile totaled 1,024,114 subscribers as of 30 June 2003 compared to 433,223 subscribers as of 30 June 2002. For the quarter ended 30 June 2003, net additions of Touch Mobile subscribers reached 63,330 compared to 181,405 for the same period in 2002. Touch Mobile was launched on 12 September 2001.

The net ARPU for Touch Mobile in the first half of 2003 was (Peso)253, while gross ARPU was (Peso)334. In the first half of 2002, Touch Mobile had a net ARPU of (Peso)290 and a gross ARPU of (Peso)425.

Acquisition cost per Touch Mobile subscriber was at (Peso)158 in the first half of 2003 compared to (Peso)494 for the same period in 2002. Of the total acquisition cost during the first half of 2003, handset subsidy accounted for 27%, while commissions and advertising costs made up the balance of 73%. For the first half of 2002, handset subsidies accounted for 20%, while commissions added 7% and advertising costs made up the balance of 73%.

Touch Mobile call cards are sold in denominations ranging from (Peso)50 to (Peso)500. The Touch Mobile (Peso)50 and (Peso)100 call and text cards were launched on 4 July and 27 June 2003, respectively. The (Peso)50 and (Peso)100 call and text cards have a validity of 7 and 15 days, respectively. If a subscriber fails to reload after the validity period, the subscriber will be barred from making outgoing calls. However, the subscriber may continue to receive incoming text and calls for 30 and 120 days after the termination of the ability to make outgoing calls, respectively. The other denominations carry a 60 day expiry after which the subscriber has the ability to receive incoming text and calls for another 120 days.

The average monthly churn rate for Touch Mobile registered at 7.2% in the first half of 2003 against 1.0% for the same period in 2002. The low churn rate for the first half of 2002 was due to the start up status of Touch Mobile, having been in operation for only nine months from its 12 September 2001 launch date. Islacom has lowered its SIM pack prices, offered lower call card denominations and introduced lower call rates through its “Family Circle Service” to address Touch Mobile’s churn rate of 7.5% in the second quarter of 2003 compared to 1.5% for the same period in 2002.

Consolidated Prepaid Wireless Services

Consolidated prepaid subscribers totaled 6,636,398 as of 30 June 2003 compared to 4,970,274 subscribers or a 34% increase from the same period last year. For the quarter ended 30 June 2003, the Globe Group had consolidated net prepaid additions of 310,720, inclusive of 242,800 inactive prepaid subscribers, compared to 451,114 for the same period in 2002. Globe offers prepaid services through Globe Prepaid Plus brand, while Islacom offers its prepaid services through its Touch Mobile brand.

A prepaid subscriber becomes active when the subscriber purchases a SIM card and uses it for the first time. When a prepaid subscriber loads airtime value into the Globe Group’s system, the subscriber has between 7 and 60 days, depending on the card denomination, to use the value before the value of the card expires. When the card’s value expires and the subscriber does not reload, the subscriber retains the use of the wireless number to receive incoming text and calls ranging from 30 to 120 days depending on the call card denomination. However, if the subscriber still does not reload value within that time, the subscriber loses the wireless number and the account will be permanently disconnected. At that point, the subscriber is then considered part of churn.

Prior to 01 August 2002, revenues from prepaid cards were recorded net of the related value of call cards given as promotional items to dealers. Promotional prepaid call cards were given to dealers upon purchase of phonekits for resale to subscribers. Last 01 August 2002, the Globe Group discounted the selling prices of its phonekits instead of providing promotional call cards to its dealers. While subscriber usage of promotional call cards was not included in revenues, payments to other carriers arising from the usage of promotional call cards were recorded as part of total interconnection fees to other carriers.

Proceeds from the sale of prepaid cards are initially recognized by the Globe Group as deferred revenues and are shown as part of accounts payable and accrued expenses in the liabilities section of the balance sheet since service has not yet been rendered. Revenue is recognized upon actual usage of the airtime value of the prepaid card or expiration of the unused value of the prepaid card, whichever comes earlier. Prepaid call card discounts which were given to dealers for volume purchases, were shown as reductions in wireless non-service revenues. Effective June 2003, service revenues are stated net of prepaid call card discounts to dealers for volume purchases. These were previously deducted from non-service revenues.

Wireline Services

Wireline Services—Voice

	Globe Group
	2003	2002	YoY change
For the three months ended 30 June (In Million Pesos)
Wireline Voice Net Service Revenues [1]	856	857	0%
Wireline Voice Net Non-Service Revenues [1]	23	15	53%
Wireline Voice Net Subscriber Additions	4,216	65	6,386%
As of and for the six months ended 30 June (In Million Pesos)
Wireline Voice Net Service Revenues [1]	1,682	1,656	2%
Wireline Voice Net Non-Service Revenues [1]	45	27	67%
Subscribers—Net (End of period)	231,623	224,461	3%
Monthly churn rate (%)	1.9	2.9	-1%

[1]	Effective June 2003, service revenues are stated net of prepaid and payphone call card discounts. These were previously deducted from non-service revenues. Service and non-service revenues for 2002 have been restated for comparative purposes only.

The Globe Group provides wireline voice communication services, including local, national long distance, international long distance and other value-added services, under the brand name Globelines. The Globe Group provides wireline voice services in nine specific geographic areas in the Philippines, including parts of Metro Manila, the Calabarzon region and Central Mindanao. Meanwhile, Islacom re-branded its landline services to Globelines in November 2001 (taking over from the former IslaPhone brand) in the Visayas.

As of 30 June 2003, the Globe Group had total wireline voice subscribed lines of 231,623 of which 72% were postpaid and 28% were prepaid (including payphones). This total represents a 3% increase from the 224,461 subscribed lines registered in the same period in 2002. For the second quarter of 2003, net additions reached 4,216 compared to 65 for the same period in 2002 due to higher gross acquisitions.

Globe’s net wireline voice ARPU for the first half of 2003 was at (Peso)1,272 compared to (Peso)1,269 in the same period in 2002. For the second quarter, net wireline voice ARPU reached (Peso)1,223 and (Peso)1,397 for 2003 and 2002, respectively. Net ARPU is computed by dividing recurring wireline voice net operating service revenues for the period (net of discounts and interconnection charges to external carriers) by the average number of wireline voice subscribers and then dividing the quotient by the number of months in the period.

The average monthly churn rate for Globelines was 1.9% during the first six months of 2003 compared to 2.9% for the same period in 2002, mainly due to a decrease in disconnections. The Globe Group offers their prepaid landline services under the brand, Globelines Prepaid.

Wireline Services—Data

	Globe Group [1]
	2003	2002	YoY change
For the three months ended 30 June (In Million Pesos)
International Lease	135	123	10%
Domestic Lease	133	114	17%
Internet[2]	70	46	52%
Others	8	1	700%

Wireline-Data Net Operating Revenues	346	284	22%

For the six months ended 30 June (In Million Pesos)
International Lease	251	232	8%
Domestic Lease	263	209	26%
Internet[2]	139	98	42%
Others	21	3	600%

Wireline-Data Net Operating Revenues	674	542	24%

[1]	Wireline data services are offered only through Globe.
[2]	Globe provides Internet access to subscribers nationwide under the GlobeNet brand name, relaunched under GlobeQuest in 2002.

The Globe Group offers nationwide wireline data, consisting of international and domestic leased lines, internet and other wholesale transport services, through the GlobeQuest brand. Wireline data net operating revenues, which consist of billings for these services increased by 24% to (Peso)674 million in the first half of 2003 from (Peso)542 million for the same period in 2002. The increase was due mainly to higher growth in the domestic lease, internet and other wholesale transport service businesses. For the second quarter of 2003, wireline data net operating revenues improved by 22% from the same period in 2002 due to significant growth in internet revenues.

International Long Distance Services (ILD)

The Globe Group offers ILD services. ILD services are offered between the Philippines and over 200 countries. This service generates revenues for the Globe Group from both inbound and outbound international call traffic with pricing based on agreed international transit and termination rates for inbound traffic revenues and NTC-approved ILD rates for outbound traffic revenues.

	Globe Group
	2003	2002	YoY change
For the three months ended 30 June
Total ILD Minutes (in million minutes)	439	375	17%
Inbound	391	329	19%
Outbound	48	46	4%
ILD Inbound / Outbound Ratio (x)	8.1	7.2	13%
For the six months ended 30 June
Total ILD Minutes (in million minutes)	886	703	26%
Inbound	790	616	28%
Outbound	96	87	10%
ILD Inbound / Outbound Ratio (x)	8.2	7.1	15%

On a consolidated basis, including contributions from the Wireless and Wireline services, ILD revenues stood at (Peso)6,345 million for the first half of 2003, translating to 28% of consolidated net service revenues for the first half of 2003 compared to (Peso)4,839 million and 26%, respectively, for the same period in 2002. For the first half of 2003, total ILD minutes increased by 26% to 886 million minutes from 703 million minutes for the same period in 2002. For the quarter ended 30 June, total ILD minutes improved by 17% from 375 million minutes to 439 million minutes for 2002 and 2003 respectively, due to usage from an increased subscriber base.

National Long Distance Services (NLD)

The Globe Group offers NLD services. Revenues from NLD services are generated from calls outside of a specific local area but within the Philippines.

	Globe Group
	2003	2002	YoY change
For the three months ended 30 June
Total NLD Minutes (in million minutes)	115	138	-17%
Inbound	57	76	-25%
Outbound	58	62	-6%
For the six months ended 30 June
Total NLD Minutes (in million minutes)	229	283	-19%
Inbound	113	148	-24%
Outbound	116	135	-14%

Consolidated NLD revenues, from wireless and wireline services stood at (Peso)1,028 million for the first half of 2003, or a decrease of 29% from (Peso)1,453 million for the same period last year. Consolidated NLD revenues for the first half of 2003 amounted to 4% of consolidated net service revenues for the period. For the first half of 2003, total NLD minutes decreased by 19% to 229 million minutes from 283 million minutes for the same period in 2002. For the quarter ended 30 June total NLD minutes decreased by 17% from 138 million minutes to 115 million minutes for 2002 and 2003, respectively due to a shift in cellular-to-cellular calls.

The Globe Group offers Interexchange Carrier Services (“IXC”). The Globe Group uses its Nationwide Digital Transmission Network (“NDTN”) and a backbone transmission network for hauling national and international interconnection traffic among wireless and wireline operators in the Philippines. The Globe Group also has a Fiber Optic Backbone Network (“FOBN”) which supports its wireless, wireline voice, data, ILD and NLD requirements. It is a combination of submarine and land fiber systems with an estimated fiber optic length of 1,300 kilometers. The Makati to Cebu portion of the FOBN was commissioned in June 2003 and is now carrying live traffic.

Results of Operations

	Globe Group
	2003	2002	YoY change
For the three months ended 30 June (In Million Pesos)
Cost of Sales	1,648	1,877	-12%
Staff Costs	549	609	-10%
Marketing	1,127	524	115%
Administration	665	826	-19%
Repairs and Maintenance	357	232	54%
Services	422	347	22%
Others	358	323	11%

Total Operating Costs and Expenses	5,126	4,738	8%
Depreciation and Amortization [1]	2,875	2,632	9%
Provisions for Doubtful Accounts	261	890	-71%
Other Provisions	147	46	220%

Total Costs and Expenses	8,409	8,306	1%

For the six months ended 30 June (In Million Pesos)
Cost of Sales	3,022	4,026	-25%
Staff Costs	1,191	1,180	1%
Marketing	1,838	843	118%
Administration	1,457	1,703	-15%
Repairs and Maintenance	723	749	-3%
Services	862	702	23%
Others	734	743	-1%

Total Operating Costs and Expenses	9,827	9,946	-1%
Depreciation and Amortization [1]	5,643	4,745	19%
Provisions for Doubtful Accounts	234	1,010	-77%
Other Provisions	249	194	28%

Total Costs and Expenses	15,954	15,895	0%

1	2002 figures have been restated as a result of the adoption of SFAS 38/IAS 38. (See related discussion at the end of Results of Operation section)

For the first half of 2003, the Globe Group registered consolidated costs and expenses of (Peso)15,954 million, which includes total operating cost and expenses of (Peso)9,827 million. For the quarter ended 30 June 2003, total costs and expenses were maintained at approximately the same level compared to the same period in 2002.

Marketing expenses increased by 118% to (Peso)1,838 million in the first half of 2003 from (Peso)843 million for the same period in 2002 due to the implementation of various marketing, acquisition and retention campaigns during the period. In the second quarter of 2003, the Globe Group continued with its aggressive subscriber acquisition and retention activities which led to a significant increase in its marketing expenses compared to the same period in 2002. Service expenses also increased by 23% and 22% for the first half and second quarter of 2003, respectively due to charges related to various security, clerical and advisory fees. However, the Globe Group’s total operating costs and expenses in the first half of 2003 remained at the same level compared to the same period in 2002 due to significant decreases in cost of sales (25%), administration (15%) and provisions for doubtful accounts (77%). Cost of sales were lower in the first half of 2003 due to fewer phonekits sold compared to the same period in 2002. Administration expenses decreased in the first half of 2003 due mainly to cost savings in lease expenses. The Globe Group made lesser provisions for doubtful accounts in the first half of 2003 as it did not have to provide for significant collection risks for traffic settlement transactions and wireline data receivables compared to the same periods in 2002. For the second quarter of 2003, the Globe Group made provisions for doubtful accounts of (Peso)261 million compared to (Peso)890 million for the same period in 2002.

Of the total costs and expenses, operating costs and expenses, for the first half of 2003, accounted for 62% compared to 63% for the same period in 2002. As a percentage of consolidated net operating revenues, total costs and expenses, in the first half of 2003, accounted for 67% compared to 71% for the same period in 2002. For the second quarter of 2003, operating costs and expenses accounted for 61% of total costs and expenses compared to 57% for the same period in 2002. As a percentage of consolidated net operating revenues, total costs and expenses in the second quarter of 2003 accounted for 69% compared to 72% for the same period in 2002.

Depreciation and amortization on a consolidated basis amounted to (Peso)5,643 million in the first half of 2003 compared to the (Peso)4,745 million for the same period in 2002. As a percentage of net operating revenues, consolidated depreciation and amortization was 24% for the first half of 2003 compared to 21% for the same period in 2002. The increase reflected additional depreciation charges related to various telecommunications equipment placed in service during the period. For the quarter ended 30 June, depreciation and amortization accounted for 24% and 23% of net operating revenues for 2003 and 2002, respectively. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The weighted estimated useful life of all assets is 10.8 years.

Provisions for trade receivables amounted to (Peso)356 million while recovery of provision for doubtful accounts for traffic receivables registered at (Peso)129 million. Other non-trade provisions amounted to (Peso)7 million for the first half of 2003. As a result, provision for doubtful accounts amounted to (Peso)234 million for the first six months of 2003, versus (Peso)1,010 million during the same period in 2002. For the quarter ended 30 June, provisions for doubtful accounts decreased by 71% from (Peso)890 million to (Peso)261 million for 2002 and 2003, respectively. The significantly higher provisions as of 30 June 2002 were due to allocations made for possible collection risks from MCI WorldCom traffic settlement transactions and wireline data receivables.

Net Receivable Days in the first half of 2003 was 46 compared to 48 for the same period in 2002. The Globe Group maintains an allowance for doubtful accounts at a level considered adequate to provide for potential uncollectibility of its receivables. For subscriber receivables, an allowance is calculated using the policy of providing full allowance for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment by wireless and wireline subscribers. Such permanent disconnections generally occur within 90 days from statement date. Full allowance is provided for wireless individual and business subscribers with outstanding receivables that are past due by 90 and 120 days, respectively. For wireline residential and business subscribers, full allowance is provided for outstanding receivables that are past due by 90 and 150 days, respectively. For traffic settlement receivables, a policy of providing full allowance is adopted for net international and national traffic settlement accounts that are not settled within 10 months from transaction date and after a review of the status of settlement with other carriers. Additional provisions are made for accounts specifically identified to be doubtful of collection.

Other provisions, for the first half of 2003, totaled (Peso)249 million compared to (Peso)194 million in the same period in 2002. This includes provisions for inventory losses, obsolescence and market decline. Inventories and supplies are stated at the lower of cost or net realizable value, with cost determined using the moving-average method. An allowance for market decline is provided equivalent to the excess of the cost over the net realizable value of inventories. When inventories are sold, the related allowance is reversed in the same period, with the appropriate sales (revenues) and cost of sales (expenses) recognition. An allowance is also provided for obsolescence and possible losses. Full obsolescence allowance is provided when the inventory is non-moving for more than a year. A 50% allowance is provided for slow moving items. For the six months ended 30 June 2003, the Globe Group recognized provisions for inventory losses, obsolescence and market decline of (Peso)20 million compared to the (Peso)4 million in the same period in 2002. The Globe Group also recognized provisions for possible losses on property and equipment and other probable losses of (Peso)229 million for the six months ended 30 June 2003 compared to (Peso)190 million in the same period in 2002. During the second quarter of 2003, The Globe Group recognized a provision for probable losses amounting to (Peso)111 million related to certain cable systems which have been deactivated and are the subject of ongoing talks for decommissioning among the cable parties and operators.

Consolidated EBITDA in the first half of 2003 was (Peso)12,721 million compared to (Peso)10,842 million for the same period in 2002. In the second quarter of 2003, EBITDA improved by 14% to (Peso)6,540 million from (Peso)5,733 million for the same period in 2002. Consolidated EBITDA is defined as consolidated earnings before interest, taxes, depreciation and amortization expenses. Consolidated EBITDA margin for the six month period ended 30 June 2003 was 55% compared to 58% for the same period in 2002. For the quarter ended 30 June, consolidated EBITDA margin was 55% and 59% for 2003 and 2002, respectively. EBITDA margin is computed on the basis of net service revenues.

During the second quarter of 2003, Islacom recognized an additional provision for its 4.25% equity investment in C2C Holdings Pte. Ltd. (“C2C Holdings”), amounting to (Peso)179 million. Total provisions made by Islacom for its equity investment in C2C Holdings as of 30 June 2003 amounted to (Peso)895 million after an initial provision of (Peso)716 million was made in the first quarter of 2003. The initial provision was made in the first quarter of 2003 following the assessment by C2C Holdings of the estimated future cash flows expected from the continuing use of the cable network asset of C2C Pte. Ltd. (“C2C”) until the end of its economic useful life. This considered an independent market study commissioned to revalidate the bandwidth market potential and its effect on C2C Holdings. The further provision considers the increased potential risk to the restructuring of C2C’s debt. As of 30 June 2003, the carrying value in the investment in C2C Holdings has been fully provided.

C2C Holdings is the holding company for the equity investments of all the cable landing parties in C2C. Aside from Islacom’s equity stake in C2C Holdings, Globe Telecom has separately purchased capacity on the C2C cable network and has invested in a cable landing station located in Nasugbu, Batangas.

Notwithstanding Islacom’s full provision against the equity investment in the holding company, the Globe Group recognizes the long-term benefits of its purchased capacity in C2C and its investment in the cable landing station. Aside from servicing the network requirements of the fixed line businesses of both Globe and Islacom, and Globe’s data business, the Globe Group has started benefiting from savings on lower bandwidth costs.

The C2C cable network started full commercial operations in March 2002. C2C is a private cable company with a network reaching 17,000 kilometers that links China, Hong Kong, Japan, Singapore, South Korea, Taiwan, the Philippines and the USA.

Details of consolidated Other Income/(Expenses) for the three and six month periods ended 30 June 2003 and 2002 are as follows:

	Globe Group
	2003	2002	YoY change
For the three months ended 30 June (In Million Pesos)
Interest Income	216	82	163%
Interest Expense	(1,129)	(1,083)	4%
Capitalized Interest Expense	166	92	80%

Net Interest Expense	(747)	(909)	-18%
Provision for impairment in value of investments	(179)	—	—
Reversal of provision for restructuring costs on network integration	113	—	—
Equity in net loss of investee companies	0	0	—
Others – net*	(309)	(281)	10%

Sub-Total	(375)	(281)	33%

Total Other Expenses – net	(1,122)	(1,190)	-6%

For the six months ended 30 June (In Million Pesos)
Interest Income	417	191	118%
Interest Expense	(2,286)	(1,943)	18%
Capitalized Interest Expense	315	262	20%

Net Interest Expense	(1,554)	(1,490)	4%
Provision for impairment in value of investments	(907)	—	—
Reversal of provision for restructuring costs on network integration	113	—	—
Equity in net loss of investee companies	(4)	0	—
Others – net*	(556)	(571)	-3%

Sub-Total	(1,354)	(571)	137%

Total Other Expenses – net	(2,908)	(2,061)	41%

*	Includes mainly swap and bond redemption costs for 2003 and swap costs for 2002, net of various other income items.

The Globe Group posted total net interest expense of (Peso)1,554 million and (Peso)1,490 million for the first six months ended 30 June 2003 and 2002 respectively, while consolidated capitalized interest expense for the first half of 2003 amounted to (Peso)315 million from (Peso)262 million for the same period in 2002. On a quarter-on-quarter basis, the Globe Group’s net interest expense decreased to (Peso)747 million from (Peso)909 million for the second quarter of 2003 and 2002, respectively.

Interest and other related financing charges on borrowed funds used to finance the acquisition of property and equipment to the extent incurred during the period of installation are capitalized as part of the cost of the property. The capitalization of these borrowing costs, as part of the cost of the property, (a) commences when the expenditures and borrowing costs being incurred during the installation and related activities necessary to prepare the property for its intended use are in progress; (b) is suspended during extended periods in which active development is interrupted; and (c) ceases when substantially all the activities necessary to prepare the property for its intended use are complete. These costs are amortized using the straight-line method over the estimated useful lives of the related property.

As of 30 June 2003, Islacom has substantially completed the equipment deinstallation activities as well as the lease pretermination which involved negotiation with the lessors. The related costs incurred were lower than the estimated cost provided for in 2002, and accordingly, the excess provisions amounting to (Peso)113 million were reversed in June 2003.

Consolidated earnings before interest and taxes (“EBIT”) amounted to (Peso)7,078 million in the first half of 2003 compared to (Peso)6,097 million for the same period in 2002. For the six month period ended 30 June 2003, the Globe Group’s provision for current and deferred income tax amounted to (Peso)738 million or an effective income tax rate of 18% of net income before its share in Islacom’s net income and before income tax compared to (Peso)1,301 million and 26% for the same period in 2002, respectively. EBIT for the quarter ended 30 June 2003 improved by 18% to (Peso)3,665 million compared to the same period in 2002. The decrease in effective tax rate for the first half of 2003 and the quarter ending 30 June 2003 is due to the availment of the three-year income tax holiday on the Globe Group’s income from its Phase VIII expansion program registered with the Board of Investments effective 01 April 2002. Of the consolidated provision of (Peso)738 million, provision for current income tax amounted to (Peso)574 million and the balance of (Peso)164 million represents deferred income taxes to recognize the tax consequence attributed to the differences between the financial reporting bases of assets and liabilities and their related tax bases.

Consolidated net income increased by 69% year-on-year to (Peso)5,264 million before provision against Islacom’s C2C equity investment and amounted to (Peso)4,369 million for the first half of 2003, after a total provision of (Peso)895 million related to Islacom’s C2C investment. For the quarter ended 30 June 2003, consolidated net income increased by 41% to (Peso)2,365 million from (Peso)1,675 million for the same period in 2002. Accordingly, basic and diluted earnings per common share (EPS) were (Peso)28.53 and (Peso)28.50, respectively, for the first half of 2003. For the first half of 2002, basic and diluted earnings per share were (Peso)20.28. The increase in earnings per share was due to improved operating results for the first half of 2003. On a quarterly basis, the Globe Group’s basic and diluted EPS were (Peso)15.45 and (Peso)15.43, respectively, for the second quarter of 2003 compared to (Peso)10.93 for the same period in 2002. Basic EPS is computed by dividing earnings applicable to common stock by the weighted average number of common shares outstanding during the period including fully-paid but unissued shares, if any, as of the end of the period after giving retroactive effect for any stock dividends, stock splits or reverse stock splits during the period. Diluted EPS is computed assuming that the stock options, rights and warrants are exercised and qualified convertible preferred shares are converted.

The Globe Group adopted SFAS 38/IAS 38, “ Intangible Assets” effective 01 January 2003. SFAS 38/IAS 38 prescribes the accounting and disclosure for intangible assets that are not specifically dealt with in other SFAS and expenditures on advertising, training, start-up and research and development activities. As a result of the adoption, the Globe Group charged its unamortized preoperating expenses as of 01 January 2003 to its beginning retained earnings. Previously, such expenses were deferred and amortized over ten years from the start of commercial operations of related business. The change in accounting policy has been accounted for retroactively and the comparative statements for 2002 have been restated in conformity with the benchmark treatment of a change in accounting policy. The change increased the net income both for the six months ended 30 June 2002 and 2003 by (Peso)37 million, net of related tax of (Peso)16 million, representing amortization that would have been charged for these periods. Retained earnings as of 01 January 2003 have been reduced by (Peso)242 million, net of related tax of (Peso)105 million, consisting of unamortized preoperating expenses as of adoption date. Consequently, the change also increased earnings per share both for the six months ended 30 June 2002 and 2003 by (Peso)0.24, net of related tax.

Foreign Exchange Exposure

The Philippine Peso closed at (Peso)53.522 on 30 June 2003 from (Peso)50.541 at 30 June 2002. As a result of the translation of the foreign currency-denominated assets and liabilities, the Globe Group reported net foreign currency revaluation gains amounting to (Peso)220 million and (Peso)130 million for the three and six months ended 30 June 2003, respectively.

The foreign exchange differentials arising from the remeasurement of foreign-currency denominated accounts other than those relating to the liabilities or borrowed funds attributed to financing the capital projects and those covered by swap agreements are charged or credited to current operations which amounted to (Peso)19 million and (Peso)64 million gains for the three and six months ended 30 June 2003, respectively. The Globe Group’s foreign exchange differentials arising from the remeasurement of foreign currency denominated liabilities or borrowed funds covered by swap agreements amounted to (Peso)108 million and (Peso)85 million gains for the three and six months ended 30 June 2003, respectively. This gain was offset by the translation losses from the related currency swaps.

The consolidated foreign exchange differentials attributed to the remeasurement of foreign currency denominated liabilities used to finance the acquisition and installation of the Globe Group’s property consisted of foreign exchange gains amounting to (Peso)93 million and losses of (Peso)19 million for the three and six months ended 30 June 2003, respectively. These foreign exchange differentials were added to the cost of the appropriate property and equipment accounts. As of 30 June 2003, consolidated net cumulative capitalized foreign exchange losses amounted to (Peso)4,713 million net of accumulated depreciation of (Peso)1,808 million.

Upon business combination with Islacom in 2001, the Globe Group recorded the new cost basis for Islacom’s assets and liabilities arising from the allocation of the purchase price over the fair value of Islacom’s net assets. The balance of foreign exchange losses amounting to (Peso)3,895 million capitalized by Islacom as part of property and equipment prior to the business combination and other fair market value adjustment amounting to (Peso)434 million formed part of the Globe Group’s new cost basis of Islacom property and equipment as of 30 June 2001. As of 30 June 2003, the net book value of the capitalized foreign exchange losses and other fair value adjustment forming part of the new cost basis of Islacom’s property and equipment amounted to (Peso)2,698 million and (Peso)264 million, respectively.

SFAS 21/IAS 21, “The Effects of Changes in Foreign Exchange Rates”, provides certain restrictions in allowing the capitalization of foreign exchange differentials. SFAS 21/IAS 21 will become effective for financial statements covering periods beginning on or after 01 January 2005. Accordingly, the Globe Group under these standards, will no longer be able to capitalize foreign exchange differentials effective 01 January 2005. On such date, any remaining balance of the capitalized foreign exchange differentials will be adjusted retroactively against retained earnings and comparative financial statements will be restated.

To mitigate foreign exchange risk, the Globe Group enters into short-term foreign currency forwards and long-term foreign currency swap contracts. Short-term forward contracts are used to manage the Globe Group’s foreign exchange exposure related to foreign currency-denominated monetary assets and liabilities. For certain long- term foreign currency denominated loans, the Globe Group enters into long term foreign currency swap contracts to manage its foreign exchange and interest rate exposures.

As of 30 June 2003, Globe had US$364 million in outstanding foreign currency swap agreements, some of which have option features. In addition, it has US$8 million outstanding short term deliverable currency forward contracts to hedge coupon payments in July 2003.

Globe also has outstanding interest rate swaps, under which it effectively swaps some of its floating rate U.S. dollar-denominated loans into fixed, with semi-annual payment intervals up to August 2007. The swaps have a total outstanding notional amount of US$135 million as of 30 June 2003.

As of 30 June 2003, the Globe Group had investments in US Dollar Linked Peso Notes (DLPN) with face value totaling (Peso)930 million maturing in November 2003. The Notes are issued by the Republic of the Philippines (ROP), denominated in Philippine Pesos, with coupon payments and redemption amounts adjusted for the appreciation or depreciation of the US dollar to the Philippine peso exchange rate. As such, the instrument behaves similarly to a US-dollar asset. The Globe Group sold US$16 million non-deliverable currency forward contracts to fix the Philippine peso cash flows from coupon and redemption of DLPNs.

Islacom has investments in U.S. Dollar Notes (US$ Notes) issued by foreign financial institutions with remaining tenors of three months totalling US$50 million. The interest rates of $35 million of the US$ Notes are based on LIBOR plus spread payable upon maturity, with an early redemption feature triggered by specified credit events of the ROP. The credit events include: failure to pay, obligation acceleration, repudiation/moratorium/sovereign event and restructuring of the ROP’s reference obligations as defined in the agreements. If a credit event occurs during the applicable period, Issuer may redeem the US$ Notes through delivery of the ROP reference obligations or its cash settlement amount, depending on specified criteria and agreed computations. The remaining $15 million US$ Note has no credit linkage and pays interest based on LIBOR, payable upon maturity.

For disclosure purposes, the estimated unrealized mark-to-market gain on the outstanding derivatives of the Globe Group amounted to US$7 million ((Peso)387 million) based on the mark-to-market valuation as of 30 June 2003 provided by counterparty banks. Such unrealized mark-to-market gain is not included in the determination of net income.

The amount of US$ debt swapped into pesos and peso-denominated debt accounts for approximately 49% of consolidated loans as of 30 June 2003.

Consolidated foreign currency linked revenues were 30% of total net revenues for the period ended 30 June 2003 versus 25% for the same period in 2002. Foreign currency linked revenues include those that are: (1) billed in foreign currency and settled in foreign currency, or (2) billed in Pesos at rates linked to a foreign currency tariff and settled in Pesos, (3) wireline monthly service fees and the corresponding application of the Foreign Currency Adjustment or CERA mechanism, under which the Globe Group has the ability to pass the effects of local currency depreciation to its subscribers.

Liquidity and Capital Resources

Consolidated assets as of 30 June 2003 amounted to (Peso)145,050 million compared to (Peso)135,513 million as of 30 June 2002.

As of 30 June 2003, current ratio on a consolidated basis was 1.21:1 compared to 1.09:1 for the same period in 2002. Consolidated cash level was at (Peso)16,997 million at the end of the period, due to increased operating cash flow and timing of disbursements from its US$200 million bond proceeds raised in April 2002. Debt to equity ratio of 1.07:1 on a consolidated basis remains well within the 2:1 debt to equity limit dictated by certain debt covenants and has decreased from the 1.16:1 level for the same period in 2002.

Consolidated net cash flows from operations amounted to (Peso)10,624 million for the six months ended 30 June 2003 from (Peso)10,239 million for the same period in 2002.

	Globe Group
	2003	2002	YoY change
For the six months ended 30 June (In Million Pesos)
Capital Expenditures (Cash)	9,271	9,100	2%
Project Accruals [1]	(432)	2,026	-121%

Total Capital Expenditures	8,839	11,126	-21%

Total Capital Expenditures / Service Revenues (%)	38%	60%	-22%

[1]	Project accruals are liabilities related to the acquisition of property and equipment pertaining to the portion of projects which have been completed or are being completed but have not yet been paid or are covered with supplier financing.

Consolidated cash used in investing activities amounted to (Peso)8,624 million in the first six months of 2003 compared to (Peso)9,315 million in the same period in 2002. Consolidated cash capital expenditures in the first half of 2003 amounted to (Peso)9,271 million. Non-cash changes in property and equipment relating to changes in project accruals reflect final adjustments on project costs that had been put in operation in prior periods such that consolidated cash and non-cash capital expenditures for the six month period amounted to (Peso)8,839 million. The Globe Group expects to commit up to US$367 million ((Peso)20 billion) in capital expenditures within the year although a portion of it may be paid in 2004. A substantial amount of these expenditures will be spent investing in its wireless network and infrastructure. The Globe Group intends to finance this expenditure through a combination of any of the following: vendor and bank financing and internally-generated cash flow.

Consolidated cash used in financing activities for the first half of 2003 amounted to (Peso)3,966 million compared to (Peso)8,829 million provided by financing activities for the same period in 2002. Consolidated total debt as of 30 June 2003 amounted to (Peso)56,733 million of which only (Peso)7,437 million (US$139 million) was short-term debt. Loan repayments of the Globe Group for the first half of 2003 amounted to (Peso)5,600 million (US$105 million). The average annual principal repayment of existing consolidated debt for the next three years is US$178 million. As of 30 June 2003, Globe Telecom redeemed US$32 million of the 2009 Senior Notes.

Accrual for other probable losses relating to the Globe Group’s wireless and wireline business amounted to (Peso)300 million and (Peso)527 million as of 30 June 2002 and 30 June 2003, respectively. The Globe Group has various pending regulatory claims and assessments. Additions to provisions for probable losses amounting to (Peso)40 million, net of reversals amounting to (Peso)93 million were made in 2003. As of 14 August 2003, these matters are still being resolved.

Stockholders’ equity was (Peso)53,095 million as of 30 June 2003. As of 30 June 2003, there were 151.9 million common shares and 158.5 million preferred shares issued and outstanding.

Preferred	stock “Series A” has the following features:

(a)	Convertible to one common share after 10 years from issue date at the prevailing market price of the common stock less the par value of the preferred shares;

(b)	Cumulative and non-participating;

(c)	Floating rate dividend (set at MART 1 plus 2% average for a 12-month period)

(d)	Issued at (Peso)5 par;

(e)	Voting rights;

(f)	The Globe Group has the right to redeem the preferred shares at par plus accrued dividends at any time after 5 years from date of issuance; and

(g)	Preferences as to dividend in the event of liquidation.

In 2002, The Board of Directors (“BOD”) of the Globe Group approved the declaration of dividends amounting to 64 million payable to preferred stock “Series A” shareholders. On 27 December 2002 and 17 March 2003, the Globe Group made partial payments of dividends totaling to (Peso)111 million to its preferred stock “Series A” shareholders including dividends declared in 2001 amounting to (Peso)47 million. As of 30 June 2003, the dividends in arrears for preferred stock “Series A” shareholders amounted to (Peso)35 million.

Last 29 January 2002, the BOD of the Globe Group approved the declaration of a 25% stock dividend for common stockholders as of record date 30 April 2002. The stock dividends declaration was approved by Globe Telecom stockholders on 11 April 2002 and approved by the Philippine SEC in June 2002. A total of 30,379,672 additional common shares were issued in June 2002 as payment for the said stock dividends. The stock dividends were issued at par out of additional-paid-in-capital. Additionally, on 06 May 2003, the Globe Group paid a cash dividend of (Peso)14 per share to all common stockholders as of record date 21 April 2003. On the basis of the (Peso)151.9 million shares outstanding as of 31 December 2002, the declared cash dividend amounted to (Peso)2,127 million or 31% of net income for 2002.

Consolidated Return on Average Equity (“ROE”) for the six-month period ended 30 June 2003 stood at 17%.

Recent Developments

On 04 April 2003, Globe Telecom granted additional stock options to key executives and senior management personnel under the Executive Stock Option Plan 2 (ESOP2). It required the grantees to pay a nonrefundable option purchase price of (Peso)1,000 by 30 June 2003, which is the closing date for the acceptance of the offer. As of 30 June 2003, a total of 639,200 options were granted to key executives and senior management personnel. ESOP2 provides for an exercise price of (Peso)547, which is the average quoted market price of the last 20 trading days preceding 04 April 2003. Fifty percent of the options become exercisable from 04 April 2005 to 04 April 2013, while the remaining 50% become exercisable from 04 April 2006 to 04 April 2013. In order to avail of the privilege, the grantees must remain with Globe Telecom or its affiliates from grant date up to the beginning of the exercise period of the corresponding shares.

On 12 May 2003, the Globe Group launched its GlobeAutoLoad via VISA service. This service is a scheduled and automated prepaid PIN reloading facility powered by VISA and Estore-Exchange. This service gives the convenience of having a subscriber’s mobile phone, or other people’s mobile phones reloaded with the specified Globe prepaid PIN value, during the exact dates specified by the VISA creditcard holder. VISA Creditcard holders may schedule the reload every 7th, 14th, 21st and 28th of the month. Initially, only three prepaid numbers maybe enrolled in the service but may be increased subject to a three-month evaluation period. The autoload transaction limit per month is (Peso)3,000.

On 16 May 2003, GlobeQuest, the wireline data services brand of Globe Telecom, launched its WiZ or wireless Internet service. The WiZ service allows connection to the Internet, using a WiFi (Wireless Fidelity) laptop or personal digital assistant (PDA), at broadband speeds in designated HotSpots (or wireless access areas) in Manila, Cebu and Davao. The WiZ service is available in both postpaid and prepaid plans. The National Telecommunications Commission (NTC) has declared that the 2.4MHz band, the frequency from which wireless internet equipment operate on, is currently being used by MERALCO in the NCR region and regions 3 and 4, and its use by telecommunications operators for wireless internet, has been suspended. The NTC, last 17 July 2003, released a draft of the guidelines for the licensing of radio equipment using the spread spectrum technology and the draft includes a proposal for lifting the suspension on the use of the 2.4MHz frequency.

On 26 May 2003, Globe and Islacom filed a joint application with NTC for authority to sell and transfer Globe’s LEC and wireline data services to Islacom. The transfer is part of the Globe Group’s drive for operational efficiencies through the elimination of redundancies of facilities and resources, thereby enabling the Globe Group to provide better services.

On 15 June 2003, Globe launched its newest and most affordable prepaid card – the (Peso)100 call and text card. This prepaid card denomination was launched in response to a growing market for lower-denomination prepaid credits. The (Peso)100 call and text card has an expiration period of 15 days. After the 15th day, the prepaid account has to be reloaded otherwise it will be temporarily deactivated and the subscriber will be unable to make outgoing calls. However, the subscriber may continue to receive incoming text and calls for another 120 days.

On 17 June 2003, the Globe Group was awarded third place in this year’s TelecomAsia Awards’ Best Global System for Mobile Communications (GSM) Carrier Category. Globe Telecom joined the Asian region’s top telecommunications companies whose performance came under intense scrutiny in the industry’s challenging times. The Globe Group scored 2 points in financial performance, 0.6 in corporate governance, 1.35 in market leadership and 2.325 in innovation.

On 26 June 2003, the Globe Group launched two new postpaid packages for its Globelines brand. Details of the packages are as follows:

DIRECT LINE PACKAGES
Business Packages	Business Booster
Installation Fee	Waived
Adv Monthly Service Fee	Charged to 1st Bill
Handset	Free Basic Handset Discounted Caller ID Handset (pay only P550)
Features	Choose 2 features from CF, CW or MULTI-CALLING Free for the first 6 months OR Free CALLER ID only free for 6 months
Voice Mail	Free Voice Mail feature upon request
Net Express Dial-up	Free 200 minutes per month for 6 months
Criteria	Default package for new subscribers

*VoiceMail–available in NCR only.

Residential Packages	Home Regular
Installation Fee	Charged
Adv Monthly Service Fee	Charged
Handset	Charged
Features	Free 1 feature for the first 6 months: Choose 1 from CF, CW or MULTI-CALLING
Voice Mail	Free Voice Mail feature upon request
Net Express Dial-up	Free 200 minutes per month for 6 months
Criteria	Default package for new subscribers

*VoiceMail–available in NCR only.

On 27 June 2003, the Globe Group was informed that one of its shareholders, DeTeAsia Holding GmbH, a wholly owned subsidiary of Deutsche Telekom AG (“DT”), has offered to sell all of its 37.67 million Globe common shares to Ayala Corporation (“Ayala”) and Singapore Telecom International Pte. Limited (“Singtel”). This block represents 24.8% of the outstanding common stock and 12.1% of the total voting shares in Globe Telecom. Ayala and Singtel have 45 days (“offer period”) from date of offer to respond with their decision in accordance with the rights of first offer among the three parties. The Board of Directors of the Globe Group has created a special committee composed of its two independent directors and one other director who is not an executive of DT, Ayala or Singtel to consider measures necessary to protect the interests of all shareholders in the course of the sale of the DT block. The offer period expired on 08 August 2003 with no agreement reached by the parties.

On 30 June 2003, Globe improved on its WAP site “ MyGlobe” and added new features and services. Subscribers can just type in MYGLOBE and send to 2212 for the full menu. Subscribers can likewise text the following keywords to 2212: movies, movieskeds, showbiz, funstuff, fashion, sports, music and horoscope. Subscribers will receive updates via text about the service requested. Subscribers can also sign-up by going to the myGlobe WAP site, click on “My Interests” and complete the online application.

On 01 July 2003, Globe announced a new online service tie up with Banco de Oro (“BDO”) Cash Card. Subscribers can send and receive money through their Globe Handyphones and have it debited/credited from/to their BDO Cash Cards. Subscribers may also avail of the following services:

•	Autoload the prepaid account of another subscriber;
•	Pay bills;
•	Check the balance of a BDO Cash Card.

Islacom launched its (Peso)100 and (Peso)50 denomination call cards for its Touch Mobile prepaid service on 27 June and 04 July 2003, respectively. The new call card denominations were launched after research showed a growing market need for lower-denomination prepaid call cards. The (Peso)50 and (Peso)100 call cards have a validity of 7 and 15 days, respectively. If a subscriber fails to reload after the validity period, the subscriber will be barred from making outgoing calls. However, the subscriber may continue to receive incoming text and calls for 30 and 120 days after the termination of the ability to make outgoing calls, respectively.

On 06 July 2003, Islacom launched the Touch Mobile (TM) Family Circle Service. A group of five TM subscribers can be registered by dialing 8170 to avail of a (Peso)5.50 per minute rate for calls made between the five members. The previous rate for TM-to-TM calls was (Peso)6.50 per minute. The first registration of five TM subscribers is free. Future changes to the first registration of five members will be charged a (Peso)10 fee per subscriber number changed.

FORWARD LOOKING STATEMENTS

This report contains certain “forward-looking statements.” These forward-looking statements generally can be identified by use of statements that include words or phrases such as we “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee” or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements.

All forward-looking statements are, by their nature, subject to significant risks and uncertainties that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. Important factors that could cause actual results to differ materially from our expectations include, among others: general economic and business conditions in the Philippines; changes in the value of the Peso and other currency changes; changes in Philippine and international interest rates; changes in the cost of equipment that we import as part of our network expansion; increasing competition in and conditions of the Philippine telecommunications industry; our ability to grow our subscriber base for wireless services; demand for telecommunications services in the Philippines; our ability to enter into various financing arrangements; changes in laws and regulations that apply to the Philippine telecommunications industry; changes in political conditions in the Philippines; and changes in foreign exchange control regulations in the Philippines.

You should consider these factors carefully in evaluating any forward-looking statements and should not place undue reliance on any forward-looking statements. You should keep in mind that any forward-looking statement made by us in this quarterly report or elsewhere speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We are under no obligation to, and do not intend to, update or revise our forward-looking statements after the date hereof, whether as a result of new information, future events or otherwise.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our market risk is related to changes in foreign exchange rates and interest rates.

Our foreign exchange risk results primarily from movements of the Peso against the U.S. Dollar. Our revenues are generated in U.S. Dollars and Pesos while substantially all our capital expenditures and debt are in U.S. Dollars. The depreciation in the Peso has resulted in us realizing substantial foreign exchange losses, most of which we have capitalized under Philippine GAAP. The Peso closed at (Peso)53.522 on 30 June 2003 from (Peso)50.541 at 30 June 2002. As a result of the translation of the foreign currency-denominated assets and liabilities, we reported net foreign currency revaluation gains amounting to (Peso)130 million (US$2.43 million) for the six months ended 30 June 2003 compared to (Peso)1,058 million (US$19.77 million) gain for the same period in 2002.

The foreign exchange differentials arising from the remeasurement of foreign-currency denominated accounts other than those relating to the liabilities/borrowed funds attributed to financing the capital projects and those covered by swap agreements are charged or credited to current operations which amounted to a gain of (Peso)64 million (US$1.20 million) for the six months ended 30 June 2003. Our foreign exchange differentials arising from the restatement of foreign currency denominated liabilities/borrowed funds covered by swap agreements amounted to (Peso)85 million (US$1.59 million) gain for the six months ended 30 June 2003 and was offset by an equivalent translation loss from the related currency swaps.

The consolidated foreign exchange differentials attributed to the remeasurement of foreign currency denominated liabilities used to finance the acquisition and installation of the Globe Group’s property consisted of foreign exchange losses amounting to (Peso)19 million (US$0.35 million) for the six months ended 30 June 2003. These foreign exchange differentials were added to the cost of the appropriate property and equipment accounts. As of 30 June 2003, consolidated net cumulative capitalized foreign exchange losses amounted to (Peso)4,713 million (US$88.06 million) net of accumulated depreciation of (Peso)1,808 million (US$33.78 million).

As of 30 June 2003, we had total debt of (Peso)57 billion (US$1,059.99 million) of which (Peso)49 billion (US$909.05 million) was denominated in U.S. Dollars and US$364 Million or 40% of the total U.S. Dollar debt was hedged by means of cross currency swaps. The total amount of U.S. Dollar debt swapped into Pesos and Peso-denominated debt was approximately 49% of our total debt at 30 June 2003.

A portion of our outstanding debt bears interest at floating rates and is subject to interest rate exposure resulting from changes in market interest rates. We have instituted a policy to use interest rate swaps to manage our interest rate exposure. We have outstanding interest rate swap agreements, under which we effectively swap a portion of a floating rate U.S. Dollar-denominated loan into fixed, with semi-annual payment intervals up to August 2007. The swaps have an outstanding notional amount of US$135.4 million as of 30 June 2003.

The following hypothetical example shows the impact on our net income under both Philippine GAAP and U.S. GAAP for the three and six months ended 30 June 2003 if (i) a 10% devaluation of the Peso and (ii) a 10% increase in base interest rates applicable to our floating rate debt:

	Three months ended 30 June, 2003
	Philippine GAAP	U.S. GAAP
10% Peso devaluation	9.7%	11.9%
10% Interest rate change	-3.0%	-3.2%

	Six months ended 30 June, 2003
	Philippine GAAP	U.S. GAAP
10% Peso devaluation	10.3%	9.8%
10% Interest rate change	-1.6%	-1.6%

PART II – OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

On 07 February 2003, AT&T and WorldCom filed a petition before the United States Federal Communications Commission (“US FCC”) seeking a stop-payment order on settlements to the Philippine carriers on the ground that Philippine carriers were “whipsawing” AT&T and WorldCom into agreeing to an increase in termination rates to the Philippines. Whipsawing occurs when a foreign monopoly supplier is in a position to exercise its market power to negotiate a more favorable agreement from one US carrier and extract the same terms from other US carriers. Globe Telecom received a copy of the Order dated 10 March 2003 from the Chief, International Bureau of the U.S. FCC suspending all settlement payments of U.S. facilities-based carriers to a number of Philippine carriers, including Globe Telecom, until such time as the U.S. FCC issues a Public Notice stating otherwise.

This Order had the effect of preventing U.S. facilities-based carriers such as AT&T from paying the affected Philippine carriers for switched voice services, whether rendered before or after the date of the Order. In response, the Philippine National Telecommunications Commission (NTC) issued an Order last 12 March 2003 ordering Philippine carriers not to accept traffic from US carriers who do not pay for services rendered and to take all steps necessary to collect payment for services rendered. Globe Telecom has notified AT&T of its position and has demanded prompt payment of various sums owed by AT&T. As of 25 March 2003, the Globe Group suspended receipt of traffic from AT&T.

On 10 April 2003, Globe Telecom filed a Petition for Review with the US FCC seeking to lift the Order of the International Bureau. Proceedings on the Petition are ongoing.

Globe Telecom has, in a public statement, reassured its customers of voice services that calls to and from the United States will be completed and will not be hampered by the ongoing dispute or the stop payment order issued by the U.S. FCC. Traffic to and from the U.S. passes through a number of routes aside from direct circuits with U.S. carriers. AT&T itself has admitted in its filings before the U.S. FCC that it continues to find alternate routes for its Philippines-terminating traffic. Traffic passing through leased lines, such as those of call centers, are unaffected by the ongoing dispute which relates to termination rates for public switched voice services. Globe Telecom also reiterated in a public statement that it remains open to negotiations and commercial transactions with carriers who pay for services rendered. However, it will not accept voice traffic from carriers who are unwilling or unable to pay for voice interconnect services. As of 30 June 2003, the Globe Group had net traffic settlement receivables of US$4.20 million from AT&T, net of allowance for doubtful accounts of US$0.35 million.

Globe Telecom is an intervenor in and Islacom is a party to Civil Case No. Q-00-42221 entitled “Isla Communications Co., Inc. et. al., versus National Telecommunications Commission et. al.,” before the Regional Trial Court of Quezon City by virtue of which Globe and Islacom, together with other cellular operators, sought and obtained a preliminary injunction against the implementation of NTC Memorandum Circular No. 13-6-2000. The NTC appealed the issuance of the injunction to the Court of Appeals (CA). On 25 October 2001, Globe and Islacom received a copy of the decision of the CA ordering the dismissal of the case before the Regional Trial Court for lack of jurisdiction, but without prejudice to the cellular companies’ seeking relief before the NTC which the CA claims had jurisdiction over the matter. On 07 November 2001, the Companies filed a Motion for Reconsideration. Globe and Islacom received a copy of the decision on 15 February 2002. On 22 February 2002, Globe filed a Petition for Review with the Supreme Court seeking to revise the decision of the CA. In its Comment dated 17 June 2002, the NTC sought the dismissal of the Petition for Review. Globe and Islacom submitted on 23 July 2002, their Reply to the NTC’s Comment. The Supreme Court, in its resolution dated 09 September 2002, denied the Petition for Review, a copy of which was received by Globe and Islacom on 26 September 2002. Subsequently, Globe and Islacom on 10 October 2002, filed a Motion for Reconsideration (with Motion to Consolidate) of the Supreme Court’s resolution. In said Motion, Globe and Islacom sought the following: (1) the Petition be consolidated with another Petition entitled “Smart Communications, Inc. et. al vs. NTC”, G.R. No. 151908, likewise pending with the Supreme Court since the two Petitions originated from the same RTC Civil Case and the same Court of Appeals case; (2) the Supreme Court resolution dated 09 September 2002 be reconsidered; and (3) Globe and Islacom’s Petition in the Supreme Court be given due course. On 17 February 2003 the Supreme Court granted the motion for reconsideration and reinstated the petition. On 15 April 2003, the Company received the Order of the Court requiring it to file its Memorandum in the case. Notwithstanding the foregoing, the decision of the CA is still not immediately final and executory and cannot be implemented as Globe and Islacom still have a number of remedies available to them. In the event, however, that Globe and Islacom are not eventually sustained in their position and NTC Memorandum Circular No. 13-6-2000 is implemented in its current form, the companies would probably incur additional costs for carrying and maintaining prepaid subscribers in its network.

ITEM 4.	Submission of Matters to a Vote to Security Holders

1.	The annual stockholders’ meeting was held on 01 April 2003.

2.	Election of the following Directors for the ensuing year:

Jaime Augusto Zobel de Ayala II	Fernando Zobel de Ayala
Delfin L. Lazaro	Xavier P. Loinaz
Lim Chuan Poh	Guillermo D. Luchangco
Axel Hass	Rufino Luis T. Manotok
Gerardo C. Ablaza, Jr.	Renato O. Marzan
Joerg Andreas Boy	Jesus P. Tambunting
Romeo L. Bernardo	Hubert D. Tubio
Lucas Chow

3.	Remuneration of Directors consisting of (Peso)100,000 per diem for every meeting of the Board/Committee actually attended. This will cover non-executive directors only. In addition, the Directors are entitled to participate in the Stock Option Plan of Globe Telecom which was previously approved by the stockholders. Such entitlement shall be determined by a sub-committee of the Compensation Committee of the Board whose members shall not be entitled to such stock option.

4.	Appointment of External Auditor

The auditing firm of Sycip, Gorres, Velayo and Co. was re-elected external auditors of the Company for the current fiscal year, for about the same remuneration for basic audit services as they were paid in the previous year.

ITEM 6.	EXHIBIT INDEX

Exhibit	Document
3.1*	Amended Articles of Incorporation of Globe Telecom, Inc.

3.2*	Amended by-laws of Globe Telecom, Inc.

4.1*	Indenture dated as of August 6, 1999 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee

4.2*	Indenture dated as of April 4, 2002 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee

4.3*	Amended and Restated Indenture dated as of October 24, 2002 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee

11.1	Statement re computation of earnings per share

12.1	Statement re computation of ratios

*	Filed previously and incorporated by reference to the Registration Statement on the Form F-4 (File No.: 333-10988), the Registration Statement on Form F-4 (File No.: 333-87614) and the annual report for the year ended December 31, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GLOBE TELECOM, INC.

By:	/s/ DELFIN C GONZALEZ, JR.
Name:	Delfin C. Gonzalez, Jr.
Title:	Chief Financial Officer

Date: August 15, 2003

Exhibit 11.1

Globe	Telecom’s earnings per share amounts for the three months ended June 30 were computed as follows:

	Basic EPS				Diluted EPS
	2003		2002 (As restated)		2003		2002 (As restated)
	(In Thousand Pesos and Number of Shares, Except Per Share Figures)
Net income	(Peso)	2,365,446	(Peso)	1,675,353	(Peso)	2,365,446	(Peso)	1,675,353
Less dividends on preferred shares		18,188		14,766		—		14,766

Net income available to common shares	(Peso)	2,347,258	(Peso)	1,660,587	(Peso)	2,365,446	(Peso)	1,660,587

Weighted average number of shares		151,905		151,902		151,905		151,902
Dilutive shares arising from:
Convertible preferred shares		—		—		1,348		—
Stock options		—		—		12		1

		151,905		151,902		153,265		151,903

Per share figures	(Peso)	15.45	(Peso)	10.93	(Peso)	15.43	(Peso)	10.93

Globe Telecom’s earning per share amounts for the six months ended 30 June were computed as follows:

	Basic EPS				Diluted EPS
	2003		2002 (As restated)		2003		2002 (As restated)
	(In Thousand Pesos and Number of Shares, Except Per Share Figures)
Net income	(Peso)	4,368,984	(Peso)	3,114,623	(Peso)	4,368,984	(Peso)	3,114,623
Less dividends on preferred shares		34,930		34,268		—		34,268

Net income available to common shares	(Peso)	4,334,054	(Peso)	3,080,355	(Peso)	4,368,984	(Peso)	3,080,355

Weighted average number of shares		151,905		151,904		151,905		151,904
Dilutive shares arising from:
Convertible preferred shares		—		—		1,398		—
Stock options		—		—		12		1

		151,905		151,904		153,315		151,905

Per share figures	(Peso)	28.53	(Peso)	20.28	(Peso)	28.50	(Peso)	20.28

Exhibit 12.1

Globe Telecom, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In Million Pesos Except Ratios)

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
		(As restated)		(As restated)
US GAAP:
Earnings:
Income before income tax under U.S. GAAP	2,472.9	2,449.6	5,269.2	4,724.9
Add (deduct):
Interest expense and other charges (excluding capitalized)	1,073.9	1,024.1	2,166.7	1,756.3
Interest component of rent expense	1.4	3.0	0.5	6.1
Dividends on preferred shares	18.2	14.8	34.9	34.3

	3,566.4	3,491.5	7,471.3	6,521.6

Fixed Charges:
Interest expense and other charges (including capitalized)	1,281.9	1,135.6	2,570.0	2,071.8
Interest component of rent expense	1.4	3.0	0.5	6.1
Dividends on preferred shares	18.2	14.8	34.9	34.3

	1,301.5	1,153.4	2,605.4	2,112.2

Ratio of Earnings to Fixed Charges	2.7	3.0	2.9	3.1
Philippine GAAP
Earnings:
Income before income tax under Philippine GAAP	2,702.8	2,110.0	5,107.1	4,416.0
Add (deduct):
Interest expense and other charges (excluding capitalized)	1,073.9	1,024.1	2,166.7	1,756.3
Interest component of rent expense	1.4	3.0	0.5	6.1
Dividends on preferred shares	18.2	14.8	34.9	34.3

	3,796.3	3,151.9	7,309.2	6,212.7

Fixed Charges:
Interest expense and other charges (including capitalized)	1,281.9	1,135.0	2,570.0	2,071.8
Interest component of rent expense	1.4	3.0	0.5	6.1
Dividends on preferred shares	18.2	14.8	34.9	34.3

	1,301.5	1,152.8	2,605.4	2,112.2

Ratio of Earnings to Fixed Charges	2.9	2.7	2.8	2.9